WSGR Wilson Sonsini Goodrich & Rosati
PROFESSIONAL CORPORATION

8911 Capital of Texas Highway North
Westech 360, Suite 3350
Austin, TX 78759-8497
PHONE 512.338.5400
FAX 512.338.5499
www.wsgr.com

RECEIVED
2007 APR -3 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 22, 2007

Office of International Corporate Finance
Division of Corporation Finance, Room 3628
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Re: CSR plc – Rule 12g3-2(b) Information

Ladies and Gentlemen:

On behalf of CSR plc, a public limited company incorporated under the laws of England and Wales (the "Company"), we are submitting the attached documents in connection with the Company's exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from the registration requirements of Section 12(g) of the Exchange Act. The Company's Commission file number as indicated on each of the attached documents is 82-34982. Attached as Annex A hereto is a list of the documents which are being provided herewith.

All of the information and documents being provided herewith are provided on behalf of the Company under Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits and protections of the U.S. legal system.

Would you please acknowledge receipt of these materials by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided.

If you have any questions regarding the foregoing, please contact the undersigned at (512) 338-5439.

PROCESSED
APR 0 9 2007
THOMSON FINANCIAL

07022120

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

J. Robert Suffoletta

dly 4/3

JRS/jar
Enclosures
cc Brett Gladden, CSR plc

C:\NrPortbl\PALIB2\JRI\3741904_1.DOC

ANNEX A

1. Chronological list of Announcements and Filings

The following is a list of all announcements and filings of a regulatory nature, i.e., as prescribed by the rules of the markets on which the securities are admitted to trading.

This includes all announcements and filings made under the rules of the ISE and the UKLA. This also includes all Companies Registration Office ("CRO") filings during the period, which are listed separately from the market filings.

ISE/UKLA Filings From November 1, 2006 through February 28, 2007

Date	Filing
08/11/2006	REG-CSR PLC 3rd Quarter Results
13/11/2006	REG-CSR PLC Holding(s) in Company
13/11/2006	REG-CSR PLC Holding(s) in Company
14/11/2006	REG-CSR PLC Analyst and Investor Day
15/11/2006	REG-CSR PLC Holding(s) in Company
21/11/2006	REG-CSR PLC Holding(s) in Company
22/11/2006	REG-CSR PLC Holding(s) in Company
06/12/2006	REG-CSR PLC Holding(s) in Company
12/12/2006	REG-CSR PLC Holding(s) in Company
15/12/2006	REG-CSR PLC Holding(s) in Company
18/12/2006	REG-CSR PLC Holding(s) in Company
21/12/2006	REG-CSR PLC Voting Rights and Capital
03/01/2007	REG-CSR PLC Alleged Patent Infringement
04/01/2007	REG-CSR PLC Board Appointment
15/01/2007	REG-CSR PLC Holding(s) in Company
15/01/2007	REG-Prelude Trust PLC Sale of Investee Company
15/01/2007	REG-CSR PLC Acquisition
18/01/2007	REG-CSR PLC Notice of Results
24/01/2007	REG-CSR PLC Holding(s) in Company

Date	Filing
25/01/2007	REG-CSR PLC Holding(s) in Company
31/01/2007	REG-CSR PLC Capital notification
13/02/2007	REG-CSR PLC Holding(s) in Company
15/02/2007	REG-CSR PLC Holding(s) in Company
22/02/2007	REG-CSR PLC Holding(s) in Company
22/02/2007	REG-CSR PLC Final Results
22/02/2007	REG-CSR PLC Chairman Succession
27/02/2007	REG-CSR PLC Holding(s) in Company
27/02/2007	REG-CSR PLC Holding(s) in Company
27/02/2007	REG-CSR PLC Holding(s) in Company
28/02/2007	REG-CSR PLC Grant of Share Options
28/02/2007	REG-CSR PLC Share Option Awards

CSR PLC

Documents filed with the Registrar of Companies: 1 November 2006 to 28 February 2007

Document	Filing Date
Form 88(2) Return of Allotment of Shares	2 November 2006
Form 88(2) Return of Allotment of Shares	7 November 2006
Form 88(2) Return of Allotment of Shares	10 November 2006
Form 88(2) Return of Allotment of Shares	11 November 2006
Form 88(2) Return of Allotment of Shares	17 November 2006
Form 88(2) Return of Allotment of Shares	6 December 2006
Form 88(2) Return of Allotment of Shares	6 December 2006
Form 88(2) Return of Allotment of Shares	8 December 2006
Form 88(2) Return of Allotment of Shares	12 December 2006
Form 88(2) Return of Allotment of Shares	19 December 2006
Form 88(2) Return of Allotment of Shares	2 January 2007
Form 88(2) Return of Allotment of Shares	12 January 2007
Form 288a Appointment of Director	18 January 2007
Form 88(2) Return of Allotment of Shares	20 January 2007
Form 88(2) Return of Allotment of Shares	21 January 2007
Form 88(2) Return of Allotment of Shares	24 January 2007
Form 88(2) Return of Allotment of Shares	24 January 2007
Form 88(2) Return of Allotment of Shares	26 January 2007
Form 88(2) Return of Allotment of Shares	27 January 2007
Form 88(2) Return of Allotment of Shares	29 January 2007
Form 88(2) Return of Allotment of Shares	5 February 2007
Form 88(2) Return of Allotment of Shares	5 February 2007
Form 88(2) Return of Allotment of Shares	7 February 2007

Form 88(2) Return of Allotment of Shares	10 February 2007
Form 88(2) Return of Allotment of Shares	13 February 2007
Form 88(2) Return of Allotment of Shares	14 February 2007
Form 88(2) Return of Allotment of Shares	18 February 2007
Form 88(2) Return of Allotment of Shares	28 February 2007
Form 88(2) Return of Allotment of Shares	28 February 2007

TP070640062

RECEIVED
2007 APR -3 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Date	Filing
08/11/2006	REG-CSR PLC 3rd Quarter Results
13/11/2006	REG-CSR PLC Holding(s) in Company
13/11/2006	REG-CSR PLC Holding(s) in Company
14/11/2006	REG-CSR PLC Analyst and Investor Day
15/11/2006	REG-CSR PLC Holding(s) in Company
21/11/2006	REG-CSR PLC Holding(s) in Company
22/11/2006	REG-CSR PLC Holding(s) in Company
06/12/2006	REG-CSR PLC Holding(s) in Company
12/12/2006	REG-CSR PLC Holding(s) in Company
15/12/2006	REG-CSR PLC Holding(s) in Company
18/12/2006	REG-CSR PLC Holding(s) in Company
21/12/2006	REG-CSR PLC Voting Rights and Capital
03/01/2007	REG-CSR PLC Alleged Patent Infringement
04/01/2007	REG-CSR PLC Board Appointment
15/01/2007	REG-CSR PLC Holding(s) in Company
15/01/2007	REG-Prelude Trust PLC Sale of Investee Company
15/01/2007	REG-CSR PLC Acquisition
18/01/2007	REG-CSR PLC Notice of Results
24/01/2007	REG-CSR PLC Holding(s) in Company
25/01/2007	REG-CSR PLC Holding(s) in Company
31/01/2007	REG-CSR PLC Capital notification
13/02/2007	REG-CSR PLC Holding(s) in Company
15/02/2007	REG-CSR PLC Holding(s) in Company
22/02/2007	REG-CSR PLC Holding(s) in Company

22/02/2007	REG-CSR PLC Final Results
22/02/2007	REG-CSR PLC Chairman Succession
27/02/2007	REG-CSR PLC Holding(s) in Company
27/02/2007	REG-CSR PLC Holding(s) in Company
27/02/2007	REG-CSR PLC Holding(s) in Company
28/02/2007	REG-CSR PLC Grant of Share Options
28/02/2007	REG-CSR PLC Share Option Awards

RNS story

REG-CSR PLC 3rd Quarter Results Released: 08/11/2006

RECEIVED
2007 APR -3 A 9:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:7119L
CSR PLC
08 November 2006

For Immediate Release 8 November, 2006

CSR PLC
UNAUDITED RESULTS FOR THE QUARTER
ENDED 29 SEPTEMBER 2006

CSR's QUARTERLY REVENUES EXCEED $200 MILLION

CSR plc (LSE: CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter ended 29 September 2006

Third Quarter 2006 Financial Highlights

- Revenue: up 32% to $214.1m (Q3 2005: $162.5m)
- Gross margin: 46.0% (Q3 2005: 47.0%)
- Operating profit: up 14% to $51.0m (Q3 2005: $44.7m)
- Operating margin: 23.8% (Q3 2005: 27.5%)
- Profit before tax: up 15% to $52.3m (Q3 2005: $45.5m)
- Diluted earnings per share: of $0.28 (Q3 2005: $0.24)
- Cash inflow from operating activities: of $36.8m (Q3 2005: $28.7m)

Third Quarter 2006 Operational Highlights

- Grew Bluetooth unit market share to in excess of 50%
- Year to date Bluetooth design win market share maintained at 60%
- Achieved nearly half of all GSM handset design wins
- Headset market design activity up 26% year to date, achieved 97% of all mono headset design wins
- Significant Bluetooth design-ins in the growing consumer segment
- Notable design wins in consumer segment included Samsung's first Bluetooth MP3 player: the Samsung T9
- Launched UniVox reference design: voice-over-WiFi phone

Outlook

The mobile phone market has recently seen a product mix shift towards lower end handsets which do not yet contain Bluetooth. Consequently, CSR expects to make lower shipments into this segment and Q4 2006 revenue is now estimated to be in the range of $160 million to $180 million.

The Board is confident of further significant revenue growth in 2007. This confidence is underpinned by our continued design win leadership and significant design-ins across both traditional and newer applications for Bluetooth including the growing consumer segment.

Commenting on the results, John Scarisbrick, CEO said:

"We have delivered record results in the third quarter of 2006, with revenues increasing 32% and operating profits increasing 14% compared to the same quarter last year. Bluetooth is increasingly being designed into an ever more

diversified range of products and encouragingly we have started to see significant design activity in the consumer segment which includes applications such as MP3 players. CSR has maintained its leadership in Bluetooth with approximately 60% of the total available design wins so far this year.

Whilst it is disappointing that our second half 2006 will not be as strong as anticipated, the Board is confident that further significant growth will be achieved in 2007. Our confidence is underpinned by our design win leadership and significant design-ins across both traditional and newer applications for Bluetooth including the growing consumer segment.

Enquiries:

Paul Goodridge	Andrew Farmer	Fiona Laffan/Tom Buchanan
Finance Director, CSR	IR Director, CSR	Brunswick
+44 1223 692 000	+44 1223 692 000	+44 207 404 5959

Investor/ Analyst Conference call:

A conference call for analysts and investors will be held at 0815 UK time (GMT) today. To access this call dial +44 (0) 1452 541 077, password: CSR. The call will be available later today for replay on +44 (0) 1452 55 00 00; Passcode: 1531272£.

CSR management will host a separate conference call for US investors at 09.00 EST (14.00 GMT). This call will provide the same information as the earlier conference call. To access this call dial +44 (0) 1452 541 077; Password: CSR. The call will be available later today for replay on +44 (0) 1452 55 00 00; Passcode: 1551802£.

Operating Review

Marketplace

CSR continues to expect that the whole Bluetooth market will grow at between 60% and 70% year-on-year in 2006 (2005: 317 million unit shipments - source IMS). This growth in the market is being driven by growth in attach rates in the cellular segment (mobile phones and headsets) and the continued development of new applications for Bluetooth.

Design activity as listed by the industry continued to be strong in Q3 2006 with 258 end products and modules qualified compared to 196 in Q3 2005, an increase of 32%. In particular, the number of qualifications in the cellular sector (mobile phones and headsets) has continued to increase with 143 product qualifications in Q3 2006 compared to 91 in Q3 2005, an increase of 57%.

Mobile phones

CSR believes that mobile phone attach rates will remain at between 35% and 40% for the year as a whole.

In the mobile phone segment, there were 96 product qualifications in Q3 2006 compared to 50 in Q3 2005, with most CDMA related qualifications continuing to be in conjunction with Qualcomm for the Analogue/ RF only portion of the Bluetooth system. CSR expects to strengthen its position in the CDMA market during 2007.

The mobile phone market has recently seen a product mix shift towards lower end handsets which do not yet contain Bluetooth. The majority of new Bluetooth product qualifications in the handset segment were for mid and high end handsets. Whilst the Bluetooth attach rate for low end handsets remains relatively low, we expect Bluetooth attach rates in the low end to increase in 2007 due to the availability of new products such as Bluetooth and FM radio.

CSR's BlueCore5 FM part, which integrates onto the same chip a very high performance FM stereo tuner with the most advanced Bluetooth radio on the market, gives CSR confidence of an increase in Bluetooth attach rates in the low end handset segment in 2007.

CSR once again performed strongly with top tier OEMs in the higher volume GSM (Global System for Mobile Communications) handsets with a further 20 of the 43 GSM mobile phone qualifications during Q3 2006 (H1 2006: 52 wins) and has now been awarded 46% of the 157 GSM mobile phones that have been qualified in the

first three quarters of 2006.

In Q3 2006 CSR achieved 29 of the 96 product qualifications in the mobile phone segment. CSR's notable design wins in the quarter included Samsung (8 design wins), Nokia (5 design wins), Motorola (1 design win) and LG (1 design win).

Headsets

The headset segment, which is less mature than the handset segment, remains volatile and prone to unpredictable levels of promotional activity, double-ordering and inventory build. In spite of these factors, CSR estimates that the headset market will grow by approximately 50% in 2006 over 2005.

CSR continues to believe that the handset to headset pull-through remains at 20% to 25% with the segmentation of the market continuing to increase from very high-end headsets with full feature functionality to low cost headsets with lower functionality. Longer term, we believe that the attach rate will increase driven largely by the availability of low-cost headsets. CSR expects to be able to announce a reference design for such a headset with a bill of materials of less than $7 during 2007.

As communicated in our trading update of 18 September 2006, changing purchasing patterns at a headset customer predominantly led to CSR experiencing a lower level of demand than originally anticipated for H2 2006. CSR believes that the change in purchasing patterns was due to both double-ordering and inventory build by the headset customer and their ODMs.

Due to a superior product offering, CSR's design win record in the headset segment continued to be very strong in Q3 2006 with over 94% of available design wins. As part of our process of constant product innovation, our fifth generation headset chip, BlueCore5 MultiMedia, has started shipping. BC5 MultiMedia offers a Bluetooth radio with a DSP (Digital Signal Processor) to support a wide range of both CSR and third party sound enhancement algorithms. Both parts have significantly lower power consumption than previous BlueCore generations and are the lowest in the industry.

An increasing number of third parties are implementing innovative software solutions that can be embedded into eXpansion, CSR's open standard for Bluetooth headset software which was launched in August 2006. Echo cancellation, noise cancellation, virtual directional microphones and numerous sound enhancement algorithms are already available from CSR's 12 eXpansion network partners.

Consumer, Automotive and PC

Bluetooth connectivity for MP3 players is becoming more widespread with a number of Bluetooth MP3 players now being qualified and the first players appearing on the retail market. Design activity to incorporate Bluetooth into stereo headsets for use with mobile phones, MP3 players and PCs continues to gain traction as consumer adoption of stereo headphones increases. CSR won 94% of all stereo headset design wins in Q3 2006.

CSR won 83% of all design wins in the consumer segment in Q3 2006. Both recent design wins and significant design-ins (customer intent, supported by engineering programmes, to use CSR's Bluetooth products) gives CSR confidence that the use of Bluetooth in the consumer segment will continue to increase and that consumer related Bluetooth devices will account for an increasing proportion of CSR's revenues. The products in which design wins were secured included a Samsung MP3 player, a Dell photo printer and a Canon inkjet printer.

In the automotive segment, CSR's design wins included handsfree kits for customers such as Sony Ericsson, Nokia and Continental, and GPS designs for customers such as TomTom and Garmin.

In the PC segment, CSR won the only laptop design in Q3 2006 with Fujitsu Siemens and a number of PC peripherals.

Product Qualification Summary

Across all segments, CSR's customers qualified 148 end products and modules in Q3 2006 using CSR's ICs (integrated circuits). This compares to 117 qualified end products and modules in Q3 2005, an increase of 26%. CSR has also achieved significant design-ins across mobile phones, headsets, MP3, other consumer devices and automotive applications.

Operational

To further support CSR's advanced production processes, 200mm production began to ramp up during Q3 2006 at a fourth TSMC wafer fabrication facility in Washington, USA. CSR is already qualified on three sites in Taiwan. CSR is also in the process of qualifying and ramping 300mm wafer manufacturing capacity for all 0.13um LPCMOS (Low Power Complementary Metal Oxide Semiconductor) products. CSR is a world leader in WLCSP (Wafer Level Chip Scale Packaging), giving our customers the smallest package sizes (important for current slim phones) and low manufacturing costs. Work on 300mm WLCSP is well advanced with our assembly and test partner ASE.

UniFi

Design activity for UniFi, the industry's first single chip IEEE802.11a/b/g embedded solution, continues to be strong. For the VoIP market, CSR has launched the UniVox reference design, which allows for a voice-over-WiFi cordless phone to be produced for a total bill of materials of less than $20. Because of UniFi's ultra-low system power consumption, UniVox offers more than twice the talk-time and standby time of existing solutions and will be competitive with traditional DECT phones. The same technology has been successfully demonstrated to carry a VoIP call on a lead customer's cellular phone hardware platform whilst co-existing with CSR Bluetooth in the same phone. CSR expects the first UniFi silicon to be delivered to customers in 2006. As we have previously guided, UniFi revenues in 2006 are expected to be modest and will become more significant in 2007.

People

Headcount has increased from 810 at the end of Q2 2006 to 904 at the end of Q3 2006. This predominantly reflects continued investment in engineers to support new R&D projects and further recruitment in sales, marketing, applications engineering and operations to support business growth.

Outlook

The mobile phone market has recently seen a product mix shift towards lower end handsets which do not yet contain Bluetooth. Consequently, CSR expects to make lower shipments into this segment and Q4 2006 revenue is now estimated to be in the range of $160 million to $180 million.

The Board is confident of further significant revenue growth in 2007. This confidence is underpinned by our continued design win leadership and significant design-ins across both traditional and newer applications for Bluetooth including the growing consumer segment.

Financial Review

Third Quarter ended 29 September 2006

Revenue

Revenue for Q3 2006 amounted to $214.1 million, representing a 17% increase from the second quarter (Q2 2006: $182.4 million), and a 32% increase over Q3 2005 revenue of $162.5 million.

The acceleration in revenue in Q3 2006 compared to Q2 2006 was primarily due to the strong demand for Bluetooth products shipping into the high volume handset and headset markets. As previously announced, revenue in Q3 2006 was lower than originally anticipated principally due to changing purchasing patterns at a headset customer.

Revenue shipped to the top five customers in the quarter represented 65% of total revenue (Q2 2006: 64%, Q3 2005: 60%) with the largest customer representing 30% of total revenue (Q2 2006: 28%, Q3 2005: 18%).

CSR continues to expect average selling prices (ASPs) of individual products to reduce by 15% to 20% annually, which is common within the semiconductor industry.

Gross Profit

Gross profit for the quarter was $98.4 million compared to $86.0 million in Q2 2006 and $76.3 million in Q3 2005. Gross margin was 46.0% of revenue, down slightly from 47.2% in Q2 2006 (Q3 2005: 47.0%) as a result of a change in mix towards lower margin products.

Operating Expenses

Operating expenses were $47.4 million for Q3 2006 compared to $44.2 million in Q2 2006, an increase of 7% (Q3 2005: $31.6 million). Research and development (R &D) expenditure was $29.9 million in Q3 2006 compared to $26.2 million in Q2 2006, an increase of 14% (Q3 2005: $17.0 million). The increase was largely due to pre-production engineering costs as well as costs relating to continued headcount growth. R&D expenditure represented 14.0% of revenue compared to CSR's long-term model of up to 17% of revenue. CSR is committed to continuing its investment in R&D.

Selling, general and administrative (SG&A) expenses were $17.5 million for Q3 2006 compared to $17.9 million in Q2 2006, a decrease of 2% (Q3 2005: $14.5 million). The decrease was largely a result of lower revenue related costs including lower accruals for sales and profit related incentive plans and reduced sales commissions.

Share based payment charges, recorded under IFRS 2, were $2.6 million for Q3 2006 representing an increase of $1.1 million when compared to Q2 2006.

Operating Profit

Operating profit for Q3 2006 was $51.0 million compared to $41.9 million in Q2 2006 (Q3 2005: $44.7 million). Operating margin was 23.8% in Q3 2006 compared to 23.0% in Q2 2006 (Q3 2005: 27.5%).

Earnings and Taxation

For Q3 2006 profit before taxation was $52.3 million compared to $43.3 million for Q2 2006 (Q3 2005: $45.5 million).

The effective tax rate for Q3 2006 is 28.1%, in line with an expected effective tax rate for the year in the region of 28%. This is below the statutory rate of 30% principally due to the availability of enhanced tax relief on R&D expenditure.

Fully diluted earnings for Q3 2006 were $0.28 per share compared to $0.23 per share for Q2 2006 (Q3 2005: $0.24).

Balance Sheet and Cash Flow

The aggregate of cash and cash equivalents and treasury deposits was $167.2 million at 29 September 2006, compared to $146.5 million at 30 June 2006 and $92.7 million at 30 September 2005.

Net cash inflow from operating activities was $36.8 million in Q3 2006 compared to an inflow of $43.1 million in Q2 2006 and an inflow of $28.7 million in Q3 2005. Cash outflow on capital expenditure was $17.6 million in Q3 2006.

Accounts receivable increased to $102.1 million at 29 September 2006 from $94.2 million at 30 June 2006. Days sales outstanding decreased slightly to 42 days at 29 September 2006 compared to 43 days at 30 June 2006.

Closing inventory was $119.0 million at 29 September 2006 compared to $98.1 million at 30 June 2006 and $56.1 million at 30 September 2005. Inventory levels had been built in anticipation of higher levels of business in the second half of the year as reflected in our guidance at the time of our Q2 results. Appropriate actions have been taken with subcontractors to reduce levels of inventory in line with expected demand within the constraints of lead times for products.

About CSR

CSR is the leading global provider of personal connectivity, wireless technology with a product portfolio covering Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with

industry leaders including Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; fluctuations in manufacturing and assembly and test yields; the Company's failure to deliver products to its customers on a timely basis; disruption in the supply of wafers or assembly or testing services; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions

Consolidated income statement

	Note	Q3 2006 Period from 1 July 2006 to 29 September 2006 (unaudited)	Q2 2006 Period from 1 April 2006 to 30 June 2006 (unaudited)	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited)	9 Months 2006 Period from 31 December 2005 to 29 September 2006 (unaudited)	9 Months 2005 Period from 1 January 2005 to 30 September 2005 (unaudited)	200 52 weeks fro 1 Januar 2005 t 30 Decembe 200 (audited
		$'000	$'000	$'000	$'000	$'000	$'00
Revenue		214,115	182,384	162,457	531,437	323,598	486,53
Cost of sales		(115,704)	(96,345)	(86,167)	(283,209)	(171,898)	(258,41
Gross profit		98,411	86,039	76,290	248,228	151,700	228,11
Research and development		(29,892)	(26,247)	(17,030)	(79,102)	(39,986)	(60,34
Sales and marketing		(12,262)	(12,249)	(10,718)	(36,043)	(27,452)	(38,69
Administrative expenses		(5,272)	(5,662)	(3,805)	(15,926)	(10,382)	(17,14
Operating profit	2	50,985	41,881	44,737	117,157	73,880	111,93
Investment income		1,728	1,418	756	4,342	2,116	3,21
Finance costs		(447)	(47)	8	(223)	(186)	(78
Profit before tax		52,266	43,252	45,501	121,276	75,810	114,36
Tax		(14,685)	(12,383)	(13,358)	(34,022)	(20,688)*	(31,21
Profit for the period		37,581	30,869	32,143	87,254	55,122	83,15
Earnings per share		$	$	$	$	$	
Basic	3	0.29	0.24	0.26	0.67	0.45*	0.6
Diluted	3	0.28	0.23	0.24	0.64	0.41*	0.6

* Restated due to revised treatment in Q4 2005 of the cash tax benefit arising on share option gains under IFRS.

Consolidated statement of changes in shareholders' equity

	Q3 2006	Q2 2006	Q3 2005	9 Months 2006	9 Months 2005	200

	Period from 1 July 2006 to 29 September 2006 (unaudited) $'000	Period from 1 April 2006 to 30 June 2006 (unaudited) $'000	Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	Period from 31 December 2005 to 29 September 2006 (unaudited) $'000	Period from 1 January 2005 to 30 September 2005 (unaudited) $'000	52 weeks fro 1 Januar 2005 t 30 Decembe 200 (audited $'00
At beginning of period	348,941	310,065	178,469	277,037	155,485	155,48
Profit for the period	37,581	30,869	32,143	87,254	55,122*	83,15
Issue of share capital	146	1,870	1,113	2,871	2,148	3,40
Exchange differences on translation of foreign operations	-	-	(11)	-	(11)	(4
Share based payments	2,577	1,496	545	5,437	1,313	2,40
Deferred tax (loss) benefit on share option gains	(10,756)	(1,926)	-	(3,484)	-	21,28
Current tax benefit on share option gains	254	4,202	8,053	5,921	8,053*	13,53
Gains (losses) on cash flow hedges	59	4,083	581	6,244	(2,076)	(3,82
Net tax on cash flow hedges in equity	102	(1,013)	(181)	(1,485)	589	93
Transferred to (loss) profit on cash flow hedges	(398)	(705)	24	(1,289)	113	71
At end of period	378,506	348,941	220,736	378,506	220,736*	277,03

* Restated due to revised treatment in Q4 2005 of the cash tax benefit arising on share option gains under IFRS.

Consolidated balance sheet

	29 September 2006 (unaudited) $'000	30 June 2006 (reviewed) $'000	30 December 2005 (audited) $'000	30 September 2005 (unaudited) $'000
Non-current assets				
Goodwill	52,697	52,697	52,697	48,293
Other intangible assets	31,962	24,191	25,508	25,322
Property, plant and equipment	39,937	31,906	22,541	13,575
Deferred tax asset	13,804	25,119	18,137	1,448
	138,400	133,913	118,883	88,638
Current assets				
Inventory	118,958	98,127	69,672	56,095
Cash flow hedges	2,416	2,356	-	-
Trade and other receivables	118,815	110,619	75,287	88,626
Treasury deposits	50,000	70,000	25,000	5,000
Cash and cash equivalents	117,237	76,546	99,386	87,681
	407,426	357,648	269,345	237,402
Total assets	545,826	491,561	388,228	326,040
Current liabilities				
Trade and other payables	135,455	119,588	95,590	93,349
Tax liabilities	21,362	15,022	1,932	1,033
Obligations under finance leases	4,531	3,575	3,806	3,207
Cash flow hedges	-	-	3,828	2,076
Short-term provisions	3,594	3,627	4,056	3,887
	164,942	141,812	109,212	103,552
Net current assets	242,484	215,836	160,133	133,850
Non-current liabilities				
Obligations under finance leases	2,378	808	1,979	1,588
Long-term provisions	-	-	-	164

	2,378	808	1,979	1,752
Total liabilities	167,320	142,620	111,191	105,304
Net assets	378,506	348,941	277,037	220,736
Equity				
Share capital	232	232	228	226
Share premium account	84,028	83,882	81,161	79,909
Capital redemption reserve	950	950	950	950
Merger reserve	61,574	61,574	61,574	61,574
Hedging reserve	1,289	1,526	(2,181)	(1,374)
Share based payment reserve	8,604	6,027	3,167	2,072
Retained earnings	221,829	194,750	132,138	77,379
Total equity	378,506	348,941	277,037	220,736

Consolidated Cash Flow Statement

	Note	Q3 2006 Period from 1 July 2006 to 29 September 2006 (unaudited) $'000	Q2 2006 Period from 1 April 2006 to 30 June 2006 (unaudited) $'000	Q3 2005 Period from 2 July 2005 to 30 September 2005 (unaudited) $'000	9 Months 2006 Period from 31 December 2005 to 29 September 2006 (unaudited) $'000	9 Months 2005 Period from 1 January 2005 to 30 September 2005 (unaudited) $'000	200! 52 weeks fro 1 Januar 2005 t 30 Decembe 200! (audited $'00
Net cash from operating activities	5	36,848	43,110	28,713	70,961	50,970	94,96!
Investing activities							
Interest received		1,710	1,333	908	4,207	2,018	2,87
Sale (purchase) of treasury deposits		20,000	(50,000)	15,000	(25,000)	30,000	10,00
Purchases of property, plant and equipment		(12,384)	(9,719)	(2,522)	(26,416)	(6,576)	(17,25
Purchases of intangible assets		(2,941)	(946)	(464)	(4,851)	(1,577)	(1,42
Acquisition of subsidiary		-	-	(46,461)	-	(63,073)	(64,46
Net cash from (used in) investing activities		6,385	(59,332)	(33,539)	(52,060)	(39,208)	(70,25
Financing activities							
Repayments of obligations under finance leases		(2,308)	(1,035)	(245)	(3,855)	(1,248)	(3,26
Proceeds on issue of share capital		146	2,002	1,099	2,881	2,155	3,43
Net cash (used in) from financing activities		(2,162)	967	854	(974)	907	17
Net increase (decrease) in cash and cash equivalents		41,071	(15,255)	(3,972)	17,927	12,669	24,88
Cash and cash equivalents at beginning of period		76,546	91,808	91,602	99,386	75,074	75,07
Effect of foreign exchange rate changes		(380)	(7)	51	(76)	(62)	(57
Cash and cash equivalents at end of period		117,237	76,546	87,681	117,237	87,681	99,38

Notes

1. Basis of preparation and accounting policies

The same accounting polices and methods of computation have been followed in these interim financial statements as in the statutory financial statements for the 52 week period ended 30 December 2005.

The interim financial statements for the 13 weeks ended 29 September 2006 were approved by the directors on 7 November 2006. The financial information contained in this statement does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985.

The financial information for the quarters ended 29 September 2006, 30 June 2006 and 30 September 2005, along with the nine months ended 29 September 2006 and the nine months ended 30 September 2005 are unaudited. The half year ended 30 June 2006 was previously the subject of an unmodified independent auditors' review report.

Statutory financial statements for the 52 weeks ended 30 December 2005, upon which the Company's auditors have given a report which was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of that Act, are available on CSR's website at www.csr.com and have been filed with the Registrar of Companies.

2. Business segments

The Group has one class of business, being the design and marketing of single chip radio devices.

3. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
1 January 2005 - 30 December 2005	124,190,594	133,605,176
2 July 2005 - 30 September 2005	124,572,555	134,522,410
1 January 2005 - 30 September 2005	123,285,924	133,760,961
31 December 2005 - 29 September 2006	129,285,233	135,965,006
1 April 2006 - 30 June 2006	129,554,097	136,314,629
1 July 2006 - 29 September 2006	130,127,952	136,124,603

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

4. Changes in share capital

50,060 Ordinary Shares were issued from employee option exercises between 1 July 2006 and 29 September 2006. Consideration was $146,000 at a premium of $146,000.

5. Reconciliation of operating profit to net cash from operating activities

	Q3 2006 Period from 1 July 2006 to	Q2 2006 Period from 1 April 2006 to	Q3 2005 Period from 2 July 2005 to	9 Months 2006 Period from 31 December 2005 to	9 Months 2005 Period from 1 January 2005 to	200! 52 weeks fro 1 Januar 2005 t

	29 September 2006 (unaudited) $'000	30 June 2006 (unaudited) $'000	30 September 2005 (unaudited) $'000	29 September 2006 (unaudited) $'000	30 September 2005 (unaudited) $'000	30 Decembe 200 (audited) $'00
Operating profit	50,985	41,881	44,737	117,157	73,880	111,93
Adjustments for:						
Amortisation of intangible assets	2,379	1,755	1,391	5,763	3,194	4,81
Depreciation of property, plant and equipment	2,433	2,381	1,085	7,066	2,869	4,99
Loss on disposal of property, plant and equipment	24	-	3	24	3	8
Share related charge	2,577	1,496	545	5,437	1,314	2,40
(Decrease) increase in provisions	(33)	(8)	(60)	(462)	99	10
Operating cash flows before movements in working capital	58,365	47,505	47,701	134,985	81,359	124,34
(Increase) decrease in inventories	(20,831)	(24,022)	255	(49,286)	(26,007)	(39,58
Increase in receivables	(8,515)	(24,883)	(25,506)	(44,614)	(51,894)	(35,55
Increase in payables	15,272	44,551	10,195	39,040	51,713	54,07
Cash generated by operations	44,291	43,151	32,645	80,125	55,171	103,28
Foreign tax paid	(27)	(5)	(3)	(78)	(190)	(13
Corporation tax paid	(7,349)	-	(3,886)	(8,943)	(3,886)	(7,97
Interest paid	(67)	(36)	(43)	(143)	(124)	(21
Net cash from operating activities	36,848	43,110	28,713	70,961	50,970	94,96

END
QRTBRBDBCUGGGLR

RNS story

REG-CSR PLC Holding(s) in Company Released: 13/11/2006

RNS Number:9782L
CSR PLC
13 November 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

10,356,930 ordinary shares (7.95%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUGGCGUPQGPW

82-34982

RNS story

REG-CSR PLC Holding(s) in Company Released: 13/11/2006

RECEIVED
2007 APR -3 A 9:00
FFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:9552L
CSR PLC
13 November 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

10,410,730 ordinary shares (8.00%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUGRWGUPQUBW

RNS story

REG-CSR PLC Analyst and Investor Day Released: 14/11/2006

RNS Number:0169M
CSR PLC
14 November 2006

14 November 2006

CSR ANALYST AND INVESTOR DAY

CSR plc (LSE:CSR), a wireless solutions provider and leader in Bluetooth technology, is today hosting an analyst and investor day in London.

The presentation will commence at 10am on Tuesday 14 November and will be held at The Lincoln Centre, 18 Lincolns Inn Fields, London WC2E 3ED.

No material new information and no information on current trading will be disclosed during these meetings. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 10.00 UK time (GMT) and will be available to view on demand from approximately 16.00 (GMT).

Ends

Enquiries:

Andrew Farmer
Investor Relations Director,
+44 1223 692 000

Fiona Laffan/Tom Buchanan
CSR plc Brunswick
+44 207 404 5959

END
MSCUOUKRNKRAAAA

RNS story

REG-CSR PLC Holding(s) in Company Released: 15/11/2006

RNS Number:1430M
CSR PLC
15 November 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

10,492,130 ordinary shares (8.06%)

Ends

END
HOLGUGRAGUPQGCA

RNS story

REG-CSR PLC Holding(s) in Company Released: 21/11/2006

RNS Number:3949M
CSR PLC
21 November 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

12,506,547 ordinary shares (9.61%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUGBCGUPQGMU

82-34982

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS story

REG-CSR PLC Holding(s) in Company Released: 22/11/2006

RNS Number:5406M
CSR PLC
22 November 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

13,418,653 ordinary shares (10.31%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUGGAGUPQGAP

RNS story

REG-CSR PLC Holding(s) in Company Released: 06/12/2006

RNS Number:3229N
CSR PLC
06 December 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Capital Group Companies Inc, including its subsidiaries

3,996,400 (3.07%)

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLUUGWPPUPQGRA

RNS story

REG-CSR PLC Holding(s) in Company Released: 12/12/2006

RNS Number:7285N
CSR PLC
12 December 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

14,566,526 ordinary shares (11.19%)

Ends

END
HOLGUGPUPUPQGWP

RNS story

REG-CSR PLC Holding(s) in Company Released: 15/12/2006

RNS Number:9485N
CSR PLC
15 December 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Fidelity International Limited (FIL)
(including direct and indirect subsidiaries)
and FMR Corp (including direct and indirect subsidiaries)
both being non-beneficial holders

16,051,453 ordinary shares (12.33%)

Ends

END
HOLGUGUUPUPQGMC

RNS story

REG-CSR PLC Holding(s) in Company Released: 18/12/2006

RNS Number:1316O
CSR PLC
18 December 2006

CSR plc
Section 198 notice

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to Section 198 of the Companies Act 1985. The registered shareholder has advised that the shares held by them in the Company are as follows:

Lloyds TSB Group Plc and its subsidiaries
4,349,063 ordinary shares (3.34%)

Ends

END
HOLGUGGPPUPQGCR

RNS story

REG-CSR PLC Voting Rights and Capital Released: 21/12/2006

RNS Number:4501O
CSR PLC
21 December 2006

CSR plc Voting Rights and Capital
21 December 2006

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 130,203,962, with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 130,203,962.

There are no shares held in treasury.

The above figure (130,203,962) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

END
TVRAKDKBBBDDPBB

RNS story

REG-CSR PLC Alleged Patent Infringement Released: 03/01/2007

RNS Number:9211O
CSR PLC
03 January 2007

3 January 2007

Bluetooth: Alleged Patent Infringement

CSR PLC (CSR) notes today's press reports concerning a complaint lodged in the Seattle, WA federal court naming four of CSR's customers, Matsushita, Panasonic, Nokia and Samsung, as defendants in a patent infringement suit. The complaint refers to certain U.S. patents owned by the University of Washington claimed to be relevant to Bluetooth(R) chips.

CSR has taken advice from its attorneys. The suit is without merit in relation to CSR's Bluetooth(R) chips and CSR will defend its products vigorously.

Ends

Enquiries:

Fiona Laffan/Tom Buchanan

Brunswick

+44 207 404 5959

END
MSCILFSVLFIVIID

RNS story

REG-CSR PLC Board Appointment Released: 04/01/2007

RNS Number:9813O
CSR PLC
04 January 2007

CSR plc
Board Appointment

CSR plc ("CSR" or "the Company") announces that Mr Sergio Giacoletto has been appointed a non-executive director of the Company with immediate effect.

Mr Giacoletto is executive vice president of Oracle Corporation, Europe, Middle East and Africa. Mr Giacoletto also serves as a member of Oracle's Executive Management Committee. Prior to joining Oracle in 1997, Mr Giacoletto was President, Value Added Services at AT&T, before which he spent 20 years with Digital Equipment Corporation in various senior management and executive roles.

John Whybrow, chairman of CSR said "I am delighted to welcome Sergio to CSR. He has extensive experience of working in organisations which have established and extended world leading positions in dynamic and competitive technology sectors. Sergio's capabilities and experience will further strengthen our board"

END
BOAILFLLLSISIID

RNS story

REG-Prelude Trust PLC Sale of Investee Company Released: 15/01/2007

RNS Number:4892P
Prelude Trust PLC
15 January 2007

Embargoed until 07.02, 15 January 2007

PRELUDE ANNOUNCES SALE OF

CAMBRIDGE POSITIONING SYSTEMS TO CSR PLC

Prelude Trust plc ("Prelude" or "the Trust), the investment trust that specialises in technology-based growth businesses, announces that portfolio company Cambridge Positioning Systems Limited ("CPS") has been sold to CSR plc ("CSR") for a total consideration of $35 million.

Prelude has received net proceeds of £6.16 million in cash on closing with up to a further £0.74 million, also in cash, held in escrow and due to be paid in two years. This compares with the book value of £5.15 million, which was included in the Net Asset Value of the Trust on 31 December 2006, which was announced on 9 January 2007.

Cambridge Positioning Systems has developed proprietary technologies referred to as ''EGPS' which reduce the cost of GPS in the handset to sub $1 and enable consumers to receive fast locations and all environments which is a fundamental requirement for the delivery of Location Based Services. The technology comprises Network based equipment combined with handset-based software, and has been extensively and successfully trialled in partnership with several leading Industry players.

Prelude has been an active investor in CPS since the first investment was made in the business in 1998 and Dr Robert Hook, a Partner of Esprit Capital Partners, has sat on the CPS Board since its inception.

Commenting on the sale Dr. Hook said: "At the time of our first investment we had to make a judgement on the likelihood of location technology becoming widely adopted in mobile handsets, and the quality and uniqueness of CPS' technology as a leading offering. We also had to decide whether these factors and the emergence of Location Based Services would occur within a five year time frame. In the event we made the right call on CPS but the mobile technology services it pioneered has taken longer than anticipated to emerge.".

He added: "In a campaign led by Mooreland Partners the market interest in the acquisition of CPS on a global basis was significant and this was the right time to sell the business and we are delighted that they are becoming part of a corporation, which has both the resource and vision needed to help it realise its full potential. I am delighted that the Trust has made a profitable exit from this investment and the very able team at CPS has found an excellent home for its technology at CSR."

- ends -

For further information please visit www.prelude-trust.co.ukand www.espritcp.com or contact:

Dr Bob Hook / Jayne Tamblin
Prelude Trust plc
Tel: 01223 307770

John West / Clemmie Carr
Tavistock Communications
Tel: 020 7920 3150

Notes to Editors

About Cambridge Positioning Systems Limited

CPS is the high accuracy location enabler for the wireless world. Through consistent innovation, we have developed new ways of helping people locate their whereabouts - via a standard wireless mobile handsets. Our technology is called EGPS- a unique software-only solution that combines sub-50m accuracy with rapid time-to-fix and consistent performance across all environments. Standardised for wireless, EGPS can be rolled out easily and rapidly to meet operator needs for new and differentiated location-enabled services. And because EGPS is software only, it means deployment costs are less than $1 per subscriber - the most competitive high accuracy solution available.

About CSR plc

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
DISUURRRBURAAUR

RNS story

REG-Prelude Trust PLC Sale of Investee Company Released: 15/01/2007

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATION
CORPORATE FINANCE

RNS Number:4892P
Prelude Trust PLC
15 January 2007

Embargoed until 07.02, 15 January 2007

PRELUDE ANNOUNCES SALE OF

CAMBRIDGE POSITIONING SYSTEMS TO CSR PLC

Prelude Trust plc ("Prelude" or "the Trust), the investment trust that specialises in technology-based growth businesses, announces that portfolio company Cambridge Positioning Systems Limited ("CPS") has been sold to CSR plc ("CSR") for a total consideration of $35 million.

Prelude has received net proceeds of £6.16 million in cash on closing with up to a further £0.74 million, also in cash, held in escrow and due to be paid in two years. This compares with the book value of £5.15 million, which was included in the Net Asset Value of the Trust on 31 December 2006, which was announced on 9 January 2007.

Cambridge Positioning Systems has developed proprietary technologies referred to as ''EGPS' which reduce the cost of GPS in the handset to sub $1 and enable consumers to receive fast locations and all environments which is a fundamental requirement for the delivery of Location Based Services. The technology comprises Network based equipment combined with handset-based software, and has been extensively and successfully trialled in partnership with several leading Industry players.

Prelude has been an active investor in CPS since the first investment was made in the business in 1998 and Dr Robert Hook, a Partner of Esprit Capital Partners, has sat on the CPS Board since its inception.

Commenting on the sale Dr. Hook said: "At the time of our first investment we had to make a judgement on the likelihood of location technology becoming widely adopted in mobile handsets, and the quality and uniqueness of CPS' technology as a leading offering. We also had to decide whether these factors and the emergence of Location Based Services would occur within a five year time frame. In the event we made the right call on CPS but the mobile technology services it pioneered has taken longer than anticipated to emerge."

He added: "In a campaign led by Mooreland Partners the market interest in the acquisition of CPS on a global basis was significant and this was the right time to sell the business and we are delighted that they are becoming part of a corporation, which has both the resource and vision needed to help it realise its full potential. I am delighted that the Trust has made a profitable exit from this investment and the very able team at CPS has found an excellent home for its technology at CSR."

- ends -

For further information please visit www.prelude-trust.co.ukand www.espritcp.com or contact:

Dr Bob Hook / Jayne Tamblin
Prelude Trust plc
Tel: 01223 307770

John West / Clemmie Carr
Tavistock Communications
Tel: 020 7920 3150

Notes to Editors

About Cambridge Positioning Systems Limited

CPS is the high accuracy location enabler for the wireless world. Through consistent innovation, we have developed new ways of helping people locate their whereabouts - via a standard wireless mobile handsets. Our technology is called EGPS- a unique software-only solution that combines sub-50m accuracy with rapid time-to-fix and consistent performance across all environments. Standardised for wireless, EGPS can be rolled out easily and rapidly to meet operator needs for new and differentiated location-enabled services. And because EGPS is software only, it means deployment costs are less than $1 per subscriber - the most competitive high accuracy solution available.

About CSR plc

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
DISUURRRBURAAUR

82-34982

RNS story

REG-CSR PLC Acquisition Released: 15/01/2007

RNS Number:4879P
CSR PLC
15 January 2007

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 January 2007

CSR plc

Acquisitions

CSR to deliver sub $1 GPS, acquires NordNav Technologies AB and Cambridge Positioning Systems Ltd

CSR plc ("CSR" or the "Company") (LSE:CSR), today announces the acquisition of the entire issued share capital of NordNav Technologies AB ("NordNav") and the assets of Cambridge Positioning Systems Ltd ("CPS"). These acquisitions, when combined, will allow CSR to provide software-based high performance GPS (Global Positioning System) suitable for mass-market mobile handsets, PNDs (Personal Navigation Devices), PCs and other portable devices for an incremental price that falls to less than $1 of the overall bill of materials when used with CSR's Bluetooth. The acquisitions will allow CSR to offer the most competitive, complete and technically advanced mobile GPS solution available at a very low additional cost.

NordNav, based in Sweden, has been acquired for an initial cash consideration of $40 million. A further cash consideration of up to $35 million may be payable subject to future performance objectives being met by NordNav. CPS, based in Cambridge, UK, has been acquired for a total cash consideration of $35 million. Both NordNav and CPS were private companies, principally owned by venture capital. The acquisitions will both be financed entirely from CSR's existing cash resources.

CSR expects to offer its first GPS products during the first half of 2007, and anticipates both acquisitions will be earnings enhancing in 2008. The acquisitions are a further step in CSR's strategy of diversification which already includes WiFi, FM, UWB (Ultra-Wide Bluetooth) and WiBree.

NordNav brings to CSR a world-class software based GPS solution. CSR will combine this with CPS's specialised location system technology to deliver significant performance benefits over traditional standalone GPS offerings including the ability of the CSR solution to work indoors, in deep urban areas and provide a shorter location fix.

ABI Research* forecast that the number of GPS chips shipping into mobile phones will increase at the rate of 45% per year between 2006 and 2011 to around 200 million chips. CSR expects its low cost software based GPS will drive an increased penetration into mobile phones.

NordNav has already successfully implemented an embedded software receiver for mobile GPS positioning whose operational performance is as good as industry standard hardware centric implementations. CPS's technology is able to provide a shorter time to first fix, which reduces satellite acquisition time and provides power savings. Both companies have substantial patented intellectual property.

CSR expects its first GPS product offerings to enable satellite navigation and other location-based services. CSR's GPS technology will also support the Galileo standard. CSR will be demonstrating its GPS technology at 3GSM in February 2007.

As well as bringing a significant new product offering, the acquisitions will provide CSR with significant additional research and development engineering

talent. In total, over 40 employees have transferred to CSR from NordNav and CPS.

John Scarisbrick, CEO of CSR commented:

"We are delighted with these acquisitions. We will be able to provide a technically superior GPS solution which at less than $1, allows GPS to be affordable to all. CSR's customers are enthusiastic for GPS at this much lower price point and I am confident that we will see a significant increase in mobile handset attach rates for GPS and location based services.

Our focus remains on the handset market and we are executing on our strategy to add value beyond Bluetooth in the phone. We will continue to invest both organically and via complementary acquisitions to further improve our product offering, enhance our customer proposition and maintain our competitive advantage."

Enquiries

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Andrew Farmer
IR Director, CSR
+44 1223 692 000

Chris Blundell/ Tom Buchanan
Brunswick
+44 207 404 5959

A conference call for analysts and investors, chaired by John Scarisbrick, CEO, will be held at 08.15 am GMT today. To access this call dial +44 (0) 1452 541 076. The call will be available for replay for 7 days on +44 (0) 1452 55 00 00 passcode 6284099#

* Note: ABI Research - figures do not include integrated GPS in Qualcomm CDMA handsets)

UBS Investment Bank acted as financial adviser to CSR in connection with these transactions.

About CSR

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
ACQGUUPPGUPMGRP

RNS story

REG-CSR PLC Notice of Results Released: 18/01/2007

RNS Number:7458P
CSR PLC
18 January 2007

18 January 2007

CSR plc
Notice of Preliminary Results

CSR plc announces that it will release its preliminary results for the 52 week period ended 29 December 2006 on Thursday 22 February 2007.

Enquiries:

CSR plc
Andrew Farmer 01223 692 000

Brunswick
Tom Buchanan/Chris Blundell 020 7404 5959

About CSR

CSR is the leading global provider of Bluetooth technology and has developed expertise in other single-chip wireless communication standards such as Wi-Fi (IEEE802.11). CSR offers developed hardware/software solutions for Bluetooth based around BlueCore, a fully integrated 2.4 GHz radio, baseband and microcontroller.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
NORILFLFLDITLID

RNS story

REG-CSR PLC Holding(s) in Company Released: 24/01/2007

RNS Number:0805Q
CSR PLC
24 January 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Schroders plc
(including direct and indirect subsidiaries)
held on a discretionary basis for clients
under investment management agreements

7,829,218 ordinary shares (6.01%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUCWGUPMGCC

RNS story

REG-CSR PLC Holding(s) in Company Released: 25/01/2007

RNS Number:1071Q
CSR PLC
25 January 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

BlackRock, Inc

12,914,984 ordinary shares (9.92%)

Ends

END
HOLPUUWWGUPMGRC

RNS story

REG-CSR PLC Capital notification Released: 31/01/2007

RNS Number:4652Q
CSR PLC
31 January 2007

CSR plc Voting Rights and Capital
31 January 2007

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

The total number of ordinary shares of 0.1p of CSR plc in issue at the date of this notice is 130,264,884 with each share carrying one right to vote.

Therefore the total number of voting rights in CSR plc at the date of this notice is 130,264,884.

There are no shares held in treasury.

The above figure (130,264,884) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CSR plc under the FSA's Disclosure and Transparency Rules.

END
TVRDGGFMFMDGNZM

RNS story

REG-CSR PLC Holding(s) in Company Released: 13/02/2007

RNS Number:1736R
CSR PLC
13 February 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Credit Suisse Securities (Europe) Limited and Credit Suisse International, being part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

4,180,042 ordinary shares (3.21%)

Ends

END
HOLGUUUAPUPMGGW

RNS story

REG-CSR PLC Holding(s) in Company Released: 15/02/2007

RNS Number:3524R
CSR PLC
15 February 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Legal & General Group Plc and subsidiaries
4,324,861 ordinary shares (3.32%)

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLGUUMCPUPMGAA

RNS story

REG-CSR PLC Chairman Succession Released: 22/02/2007

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

RNS Number:6694R
CSR PLC
22 February 2007

22 February 2007

CSR plc
('CSR' or 'the Company')

Chairman Succession

The Board of CSR announces that Mr John Whybrow has decided to stand down as Chairman of the Company and as a non-executive director, with effect from the conclusion of the Company's Annual General Meeting on 2 May 2007. Following a selection process led by David Tucker, Senior Independent Director, the Board concluded that Mr Whybrow should be succeeded as Chairman by Mr Ron Mackintosh, who has been a non-executive director of CSR since May 2004. With immediate effect Mr Mackintosh is appointed Chairman Designate.

Mr Whybrow, 59, has served as a non-executive director of the Company since December 2003 and as Chairman from March 2004 when the Company floated on the London Stock Exchange. During his tenure, CSR has increased its revenues from $68 million in 2003 to $705 million today and its market capitalisation has grown from £240 million to £976 million. Mr Whybrow is also chairman of Wolseley plc and a non-executive director of DSG international plc.

Commenting on the move, John Whybrow said:

"It has been a privilege to chair CSR for the past three years. Over that time, CSR has established itself as one of Britain's outstanding technology successes, with a leading global market presence in Bluetooth, as well as developing world class solutions in other wireless standards. The Company has also grown in maturity and I am delighted to have been part of a Board which has provided support and guidance through that process. It is with due regard to the responsibilities as Chairman of a well established FTSE 250 company and with consideration for my other non-executive commitments to FTSE 100 companies that I have decided to stand down as Chairman. Ron Mackintosh has been a non-executive director of CSR since 2004. His knowledge of CSR, coupled with his wealth of experience of international technology companies makes Ron an ideal successor. I wish Ron, my fellow directors and the employees of CSR every success for the future."

Ron Mackintosh, 58, has been a non-executive director of CSR since May 2004. He is also Chairman of the Remuneration Committee and serves on the Audit and Nomination Committees. Ron has held a number of senior executive positions in European technology companies. Between 1992 and 2000 he was chief executive of Computer Sciences Corporation's (CSC) European business, which had revenues of $2.5 billion. He is also a former director and interim CEO of Gemplus SA, the world's largest smartcard manufacturer. Mr Mackintosh is chairman of Northgate Information Solutions plc ('Northgate'). Northgate is the UK's leading supplier of specialist software and IT services for the Human Resources, Education and Public Service markets. Mr Mackintosh is also a non-executive director of software company royalblue group plc.

Commenting on his appointment, Ron Mackintosh said:

"I am delighted to be appointed Chairman Designate and to be following in the footsteps of John Whybrow as Chairman of CSR. John has been an excellent Chairman and has successfully overseen a sustained and impressive period of growth for the Company while building a strong board that complies with best practice in corporate governance and is focussed on creating value for it's shareholders. On behalf of the Board I should like to thank him and wish him well for the future.

I looked forward to assuming the role of Chairman from 2 May 2007 and to being part of a team determined to maintain a world leading presence in providing wireless technology solutions, as we continue to grow and exploit new market opportunities."

Ends

Enquiries

Investors

Paul Goodridge
Finance Director, CSR
+44 1223 692 000

Andrew Farmer
IR Director, CSR
+44 1223 692 000

Media

Tom Buchanan / Chris Blundell
Brunswick
+44 207 404 5959

About CSR

CSR is the leading global provider of personal connectivity, wireless technology with a product portfolio covering Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

CSR has already launched its fifth generation BlueCore suite and is in volume manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, Tom Tom and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

END
BOADBGDDUBDGGRB

RNS story

REG-CSR PLC Final Results Released: 22/02/2007

RNS Number:6693R
CSR PLC
22 February 2007

22 February, 2007

CSR PLC

PRELIMINARY RESULTS FOR THE FOURTH QUARTER AND 52 WEEKS

ENDED 29 DECEMBER 2006

RECORD REVENUE AND PROFIT IN 2006, POSITIVE 2007 OUTLOOK

CSR plc (LSE: CSR), the wireless solutions provider and the leader in Bluetooth technology, today announces its unaudited financial results for the quarter and its audited financial results for the 52 weeks ended 29 December 2006

Q4 2006 and FY 2006 Financial Highlights

- Revenue: Q4 up 6% to $173.3m (Q4 2005: $162.9m). Full year up 45% to $704.7m (2005: $486.5m)
- Gross margin: Q4 46.4% (Q4 2005: 46.9%). Full year 46.6% (2005: 46.9%)
- Operating profit: Q4 down 16% to $31.8m (Q4 2005: $38.1m). Full year up 33% to $149.0m (2005: $111.9m)
- Operating margin: 18.4% (Q4 2005: 23.4%). Full year 21.1% (2005: 23.0%)
- Profit before tax: Q4 down 14% to $33.1m (Q4 2005: $38.6m). Full year up 35% to $154.4m (2005: $114.4m)
- Diluted earnings per share: Q4 down 14% to $0.18 (Q4 2005: $0.21). Full year up 32% to $0.82 (2005: $0.62)
- Cash (outflow) inflow from operating activities: Q4 outflow $5.5m (Q4 2005: inflow $44.0m). Full year inflow $65.5m (2005: inflow $95.0m).

2006 Operational Highlights

- Customer demand changes led to a challenging second half but the trends are positive
- Shipped over a quarter of a billion Bluetooth units
- Design win leadership maintained at around 60%, estimated Bluetooth unit market share maintained at over 50%
- Secured over 530 new Bluetooth designs: nearly half of all GSM handsets, over 80% of all headsets
- Over 50% of revenues from applications beyond mobile handsets, with notable design wins including Sony PlayStation 3 and Samsung MP3 player
- Strong new product flow included BlueCore5 FM, BlueCore5 MM, BlueIce and UniVox reference design: voice-over-WiFi phone

Outlook

The Bluetooth market continues to grow, driven by increasing attach rates in mobile phones, pull through of headsets and the strong growth of Bluetooth beyond the mobile phone in computing, automotive, gaming and music devices. Building upon its investments for the mobile phone segment, CSR will continue to diversify into associated markets.

Reflecting normal seasonality, revenues in Q1 are expected to be in the range $145 million to $160 million with generally improving visibility across our markets. On the basis of CSR's leading design win share, a strong product range in all segments, a growing cellular market and in particular, an increasing market beyond the mobile phone, the Board is confident that CSR will meet its expectations for 2007.

Commenting on the results, John Scarisbrick, CEO said:

"CSR has delivered another year of strong growth in revenues and profits despite challenging market conditions in our second half. As we have previously reported, end-market changes reduced our rate of revenue growth in our third and fourth quarters. Nonetheless, we have maintained our share of design win market share at around 60% and our unit market share at over 50%. Overall, the Bluetooth market continued to grow robustly, both in mobile phones and in an increasing range of non-cellular applications. Bluetooth attach rates continue to grow strongly.

The diversification of our business continues with over 50% of revenue now from applications beyond mobile handsets. We have received significant Voice over Internet Protocal (VoIP)/ dual-mode phone design wins, developed a reference design for low-cost mono headsets with an electronic bill of materials of less than $6 and, after the year end, we acquired NordNav Technologies AB and Cambridge Positioning Systems Limited. These companies will enable us to add low cost, high performance GPS for handsets and other portable devices to our portfolio.

Our continued product leadership in this fast growing market, together with a leading market share and close customer relationships gives us confidence that we can meet our expectations for 2007.

John Whybrow, our Chairman, has decided to retire from the Board at our May AGM and will be succeeded at that time by Ron Mackintosh. John has led the Board since our IPO in March 2004 and we want to express all our thanks and deep appreciation for the quality of his leadership of the Board over a period that has seen a transformation in CSR's scale, profitability and significance. We also warmly welcome Ron as his successor. Ron has been a non-executive director since 2004, and his considerable skills and experience and deep understanding of our busineess equip him ideally to take up the Chair".

Enquiries:

Investors

Paul Goodridge
Finance Director,
+44 1223 692 000

Andrew Farmer
CSR IR Director, CSR
+44 1223 692 000

Media

Tom Buchanan/ Chris Blundell
Brunswick
+44 207 404 5959

A presentation for analysts and investors will be held at 08.30 UK time today at the offices of JPMorgan Cazenove, 20 Moorgate, London EC2R 6DA. A live audio webcast of the presentation will be available on the investor relations pages of the CSR website (www.csr.com) from 08.30 UK time today and will be available to view on demand from approximately 14.00.

Alternatively, to listen to the live presentation, dial +44 (0) 1452 561 263, Password: CSR. A recording of the presentation will be available later today for replay on +44 (0) 1452 55 00 00, Passcode: 8760877# . The replay facility will be available for one week after the presentation.

CSR management will host a separate conference call for US investors at 09.00 EST (14.00 UK time). This call will provide the same information as the earlier presentation. To access this call dial +44 (0) 1452 561 263, Password: CSR. The call will be available later today for replay on +44 (0) 1452 55 00 00, Passcode: 8762413#. The replay facility will be available for one week after the call.

A recording of the 09.00 EST (14.00 UK time) call will also be available on the investor relations pages of the CSR website (www.csr.com) for one week following the call.

Operating Review

Marketplace

The Bluetooth market grew strongly in 2006 to over half a billion units from between 310 and 320 million in 2005 (2005: source IMS).

This growth was driven by increased attach rates in mobile phones, growth in headsets and more significant shipments into applications beyond the mobile phone including PCs, automotive and consumer devices.

CSR expects that the whole Bluetooth market will continue to develop strongly in 2007.

Bluetooth design activity as listed by the industry continued to be robust in Q4 2006, with 215 end products and modules qualified. The number of qualifications in the cellular sector (mobile phones and headsets) continued to increase with 129 product qualifications in Q4 2006 compared to 107 in Q4 2005, an increase of 21%.

Bluetooth is increasingly being incorporated into applications beyond the traditional cellular segment including PCs, gaming, music and automotive. In 2006, there were 398 end products and modules qualified in the non-cellular sector, 43% of all product qualifications.

Mobile phones

In 2006, for the year as a whole, CSR believes that mobile phone attach rates reached over 35%. CSR expects the mobile phone attach rate to increase to between 40% and 50% in 2007. As widely reported, the second half of 2006 saw a product mix shift away from mid and high end handsets which contain Bluetooth towards lower end handsets which do not yet contain Bluetooth. CSR believes that 2007 should start to see more penetration of Bluetooth in lower end phones.

In 2006, the majority of new Bluetooth product qualifications in the mobile phone segment were for mid and high end handsets. In Q4 2006, there were 87 product qualifications compared to 69 in Q4 2005. In the lower volume CDMA segment, most qualifications continue to be in conjunction with Qualcomm for the Analogue/ RF only portion of the Bluetooth system.

Generally, the mobile phone segment is the most competitive market. To facilitate driving Bluetooth further into higher volume, lower end phones, we expect ASP declines in this segment to be around the upper end of the annual 15% to 20% range.

BlueCore5 FM, CSR's integrated single chip Bluetooth with a high performance FM stereo tuner, was qualified in November 2006. Recent significant design-in activity for BlueCore5 FM (customer intent, supported by engineering programmes to use CSR's Bluetooth products) gives CSR confidence that it is well placed to benefit from an increase in attach rates in low end phones.

CSR has a strong new product pipeline for the mobile phone segment. In addition to the best performing BC5 FM part, we have also introduced a break-through Voice over Internet Protocol (VoIP) product, based on our UniFi WiFi chip, called UniVOX Mobile, which allows the addition of low cost VoIP telephony for less than $5 in a mobile phone.

In addition, CSR has launched its ground breaking E5000 software GPS solution for mobile phones. With technology coming from the NordNav Technologies AB and Cambridge Positioning Systems Limited acquisitions, this will allow the highest performance location technology to be integrated on a CSR equipped mobile phone for less than $1..

In 2006, CSR achieved 122 of the 362 product qualifications in the mobile phone segment. CSR performed strongly with top tier OEMs in GSM handsets, which are higher volume, being awarded 99 of the 226 phone qualifications in 2006.

Headsets

The headset market grew significantly in 2006 driven by the increasing proliferation of Bluetooth mobile phones and legislation in many countries

making it illegal to drive while using a mobile phone without a hands free system. California has already announced its intention to follow the UK and most of Europe and this is expected to lead to further hands free legislation across North America.

In 2006, for the year as a whole, CSR believes that the headset to handset pull through was between 20% and 25%. The headset market is prone to variable levels of promotional activity, double-ordering and inventory build. In the second half of 2006 changing purchasing patterns at a headset customer led to CSR experiencing a lower level of demand than had originally been anticipated. Overall, CSR believes that end customer demand for headsets remains strong with design activity reflecting this.

CSR remains the clear market leader in the headset segment with 84% of all design wins in 2006. Our customers value our comprehensive system solution, low parts count and very long battery life. CSR's close working relationship with innovative companies through its Extension Partner Programme, has enabled it to add "best-of-breed" performance to existing capabilities in key areas such as speech recognition, text to speech and speech to text, noise suppression and echo cancellation.

To stimulate consumer adoption of headsets, CSR recently announced a reference design for low cost headsets. BlueVox QFN enables manufacturers to produce a headset with an eBOM (electronic bill of materials) of $6 with superb audio quality. This has mainly been achieved by eliminating external parts. The first of these low cost headsets will be available in shops in Spring 2007 and CSR expects this to stimulate demand.

The number of applications for Bluetooth in stereo headsets continues to rise and gain traction with customers. Bluetooth stereo headsets are now commonly used with mobile phones, MP3 players and PCs. CSR won 77% of all stereo headset design wins in 2006 including the Motorola S9.

PC, Automotive and Consumer

Nowhere better exemplifies Bluetooth pervasion than the growth of our PC, consumer and automotive businesses. They will provide an increasing proportion of CSR's revenue growth in 2007 and beyond.

In 2006 CSR achieved 276 of the 398, or 69%, of all product qualifications in the non-cellular segment including PC, automotive and consumer.

The first gaming products containing Bluetooth have now appeared on the retail market. CSR's Bluetooth was specified for the category leading Sony PlayStation 3. Using CSR's proprietary FastStream low latency technology, PlayStation 3 gamers are able to experience the quickest response times with none of the delayed actions that can be experienced in other wireless systems.

In the automotive segment, CSR won 75% of all product qualifications in 2006. The market saw strong growth in both the built-in and after markets, largely driven by interest in the CSR equipped satellite navigation systems offered by TomTom in Europe and Garmin in the USA.

The PC segment continues to exhibit good growth as new wireless applications become established. Recent new applications include streaming audio to headsets and transferring pictures between PC and Bluetooth-enabled cameras, displays and printers. CSR's Bluetooth was incorporated in 100% of all laptop product qualifications in 2006.

Bluetooth has also extended to the music segment. In 2006, CSR's Bluetooth was selected by Samsung for use in their wireless MP3 player, the Samsung Yepp T9 player and Bluetooth devices for streaming wireless stereo audio from a phone or other portable device to home stereo equipment are also now appearing on the retail market with Sony Ericsson selecting CSR silicon for their MBR100 Bluetooth music receiver.

Bluetooth in televisions may also soon become a reality with Samsung recently selecting CSR's Bluetooth for a plasma television.

Product Qualification Summary

Across all segments, CSR's customers qualified 114 end products and modules in Q4 2006 using CSR's ICs (integrated circuits). For 2006 as a whole, CSR's customers qualified 537 end products and modules. CSR has also achieved significant design-ins across mobile phones, headsets, MP3, other consumer

devices and automotive applications.

Operational

In the fourth quarter, CSR expanded its world leading WLCSP (Wafer Level Chip Scale Package) manufacturing capability by adding a second assembly and test site at ASE's Chung Li facility. The WLCSP package provides customers with the smallest possible package size (ideal for slim phones), integrated modules and the lowest cost. Working with our assembly and test partner ASE, CSR has further extended its lead in this technology with the development of the first 300mm wafer, fine pitch WLCSP solution for the BlueCore 5 and UniFi product families. Wafer production of CSR's BlueCore 5 and UniFi products was also expanded to include TSMC's Fab 14 manufacturing site for 300mm wafers in Tainan, Taiwan.

UniFi

CSR started shipping its first UniFi silicon to customers in 2006. To further support CSR's strategy for fixed mobile convergence, CSR launched UniVox mobile in February 2007. UniVox mobile builds on the earlier launch of UniVox, a reference design for a voice-over-WiFi cordless phone, by presenting phone ODMs (Original Design Manufacturers) with a simple, low cost strategy for developing dual mode handsets. The dual mode handset employs WiFi for indoor connectivity via access points but is also integrated with normal cellular connectivity for outdoor mobile calls. CSR has been awarded significant design wins with Accton and Suncorp for cordless phones based on the UniVox mobile reference design.

Acquisition of NordNav Technologies AB and Cambridge Positioning Systems Ltd

On 15 January 2007 CSR announced the acquisition of NordNav Technologies AB (NordNav) and Cambridge Positioning Systems Ltd (CPS). These acquisitions will allow CSR to deliver software-based high performance GPS (Global Positioning System) suitable for mass-market mobile handsets, PNDs (Personal Navigation Devices), PCs and other portable devices for an incremental cost that falls to less than $1 of the overall bill of materials when used with CSR's Bluetooth.

CSR's mobile GPS solution will be the most competitive, complete and technically advanced available at a very low cost. CSR expects to offer its first GPS products during the first half of 2007 and anticipates both acquisitions will be earnings enhancing in 2008.

NordNav was acquired for an initial cash consideration of $40 million with a further cash consideration of up to $35 million payable if future performance objectives are met. CPS was acquired for a total cash consideration of $35 million.

The integration of NordNav and CPS is proceeding to plan.

People

Headcount has increased by 19 (Q3 2006: 94) from 904 at the end of Q3 2006 to 923 at the end of Q4 2006. Recruitment was moderated in Q4 to reflect prevailing trading conditions. The acquisition of NordNav Technologies AB and Cambridge Positioning Systems Limited in Q1 2007 added 37 new employees, predominantly engineers based in Cambridge, UK and Sweden.

Outlook

The Bluetooth market continues to grow, driven by increasing attach rates in mobile phones, pull through of headsets and the strong growth of Bluetooth beyond the mobile phone in computing, automotive, gaming and music devices. Building upon its investments for the mobile phone segment, CSR will continue to diversify into associated markets.

Reflecting normal seasonality, revenues in Q1 are expected to be in the range $145 million to $160 million with generally improving visibility across our markets. On the basis of CSR's leading design win share, a strong product range in all segments, a growing cellular market and in particular, an increasing market beyond the mobile phone, the Board is confident that CSR will meet its expectations for 2007.

Financial Review

Fourth Quarter ended 29 December 2006

Revenue

Revenue for Q4 2006 amounted to $173.3 million, representing a 19% decrease from the third quarter (Q3 2006: $214.1 million), and a 6% increase over Q4 2005 revenue of $162.9 million.

The reduction in revenues in the fourth quarter resulted largely from the industry wide mix shift in the mobile phone segment to low end phones not yet containing Bluetooth and changing purchasing patterns at a headset customer.

Revenue from CSR's top five customers in the quarter represented 58% of total revenue (Q3 2006: 65%, Q4 2005: 53%) with the largest customer representing 29% of total revenue (Q3 2006: 30%, Q4 2005: 19%).

ASP's in the high volume mobile phone segment are expected to decline at the high end of the average 15% to 20% per year range in 2007. Despite this increased price pressure, we expect the blended ASP reduction across all applications to be around the low end of this range.

Gross Profit

Gross profit for the quarter was $80.4 million compared to $98.4 million in Q3 2006 and $76.4 million in Q4 2005. Gross margin was 46.4% of revenue, up slightly from 46.0% in Q3 2006 (Q4 2005: 46.9%) as a result of product cost reductions more than offsetting reductions in ASPs. Gross margin in 2007 is expected to be around the top end of CSR's long term model of 42 to 45%.

Operating Expenses

Operating expenses were $48.6 million for Q4 2006 compared to $47.4 million in Q3 2006, an increase of 3% (Q4 2005: $38.4 million).

Research and development (R&D) expenditure was $30.2 million in Q4 2006 compared to $29.9 million in Q3 2006, an increase of 1% (Q4 2005: $20.4 million). R&D expenditure in Q4 2006 was net of a $1.3 million credit relating to the reversal of an accrual for profit related incentives. R&D expenditure represented 17% of revenue in line with CSR's long-term model of up to 17% of revenue. CSR is committed to continuing its investment in R&D.

Selling, general and administrative (SG&A) expenses were $18.4 million for Q4 2006 compared to $17.5 million in Q3 2006, an increase of 5% (Q4 2005: $18.0 million). SG&A expenses in Q4 2006 were net of a $0.7 million credit relating to the reversal of an accrual for profit related incentives. The net quarterly increase in SG&A expenses of $1.6 million resulted principally from a $0.7 million adjustment to goodwill.

Share based payment charges, recorded under IFRS 2, were $2.4 million for Q4 2006 representing a decrease of $0.2 million when compared to Q3 2006.

Operating Profit

Operating profit for Q4 2006 was $31.8 million compared to $51.0 million in Q3 2006 (Q4 2005: $38.1 million). Operating margin was 18.4% in Q4 2006 compared to 23.8% in Q3 2006 (Q4 2005: 23.4%).

Earnings and Taxation

For Q4 2006, profit before taxation was $33.1 million compared to $52.3 million for Q3 2006 (Q4 2005: $38.6 million).

The effective tax rate for Q4 2006 is 28%. This is below the statutory rate of 30% principally due to the availability of enhanced tax relief on UK R&D expenditure.

Fully diluted earnings for Q4 2006 were $0.18 per share compared to $0.28 per share for Q3 2006 (Q4 2005: $0.21).

52 weeks ended 29 December 2006

Revenue

Revenues for 2006 amounted to $704.7 million, an increase of 45% (2005: $486.5 million).

Gross Profit

Gross profit for 2006 amounted to $328.7 million, an increase of 44% (2005: $228.1 million). Gross margin for 2006 decreased to 46.6% from 46.9% in 2005.

Operating Expenses

Total operating expenses in 2006 were $179.7 million, an increase of 55% (2005: $116.2 million).

R&D expenses were $109.3 million in 2006, representing 15.5% of revenue compared to $60.3 million and 12.4% of revenue in 2005.

SG&A expenses were $70.4 million in 2006, representing 10% of revenue compared to $55.8 million and 11.5% of revenue in 2005.

Operating Profit

Operating profit for 2006 was $149.0 million compared to $111.9 million in 2005. The operating margin for 2006 was 21.1% compared to 23.0% in 2005.

Earnings and Taxation

Profit before taxation was $154.4 million or 21.9% of revenues in 2006, compared to $114.4 million or 23.5% of revenues in 2005.

CSR's effective corporation tax rate was 28% for 2006. This is below the statutory 30% principally due to the availability of enhanced tax relief on UK R &D expenditure.

Fully diluted earnings for 2006 were $0.82 per share compared to $0.62 per share for 2005, an increase of 32%.

Balance Sheet and Cash Flow

The aggregate of cash and cash equivalents and treasury deposits was $147.5 million at 29 December 2006, compared to $167.2 million at 29 September 2006 and $124.4 million at 30 December 2005.

Net cash outflow from operating activities was $5.5 million in Q4 2006 compared to an inflow of $36.8 million in Q3 2006 and an inflow of $44.0 million in Q4 2005. Cash outflow on capital expenditure was $15.8 million in Q4 2006. The $5.5 million operating cash outflow in Q4 2006 when compared with the $36.8 million inflow in Q3 2006 was primarily a result of a $39.1 million investment in working capital, compared to $14.1 million in Q3 2006. This increase was largely driven by a higher than expected level of inventory which had been substantially paid for by the year end.

Closing inventory was $106.5 million at 29 December 2006 compared to $119.0 million at 29 September 2006 and $69.7 million at 30 December 2005. Inventory levels were abnormally high at 29 December 2006 due to inventory having been built in anticipation of higher levels of revenue in the second half of 2006. CSR took actions with its subcontractors at the end of Q3 2006 and the beginning of Q4 2006 to reduce levels of inventory in line with expected demand. These actions will lead to inventory at the end of Q1 2007 being more in line with normal levels.

Accounts receivable decreased to $87.2 million at 29 December 2006 from $102.1 million at 29 September 2006 reflecting the lower levels of revenue. Days' sales outstanding increased slightly to 45 days at 29 December 2006 compared to 42 days at 29 September 2006.

Accounts payable decreased to $64.8 million at 29 December from $135.5 million at 29 September 2006 largely as a result of a significantly lower level of wafer receipts following action taken at the end of Q3 2006 and beginning of Q4 2006 to reduce inventory levels.

About CSR

CSR is the leading global provider of personal connectivity, wireless technology with a product portfolio covering Bluetooth, FM receivers and WiFi (IEEE802.11). CSR offers developed hardware/software solutions based around its silicon platforms that incorporate fully integrated radio, baseband and microcontroller elements.

CSR has already launched its fifth generation BlueCore suite and is in volume

manufacture of its fourth generation BlueCore devices. BlueCore4 supports the Enhanced Data Rate (EDR) standard which was ratified at the end of 2004. Outside of Bluetooth, CSR has also developed UniFi, the first single chip 802.11a/b/g embedded solution specifically targeting the mobile phone and consumer electronics markets. BlueCore features in over 60 per cent of all qualified Bluetooth enabled products and modules listed on the Bluetooth website with industry leaders including Apple, Dell, LG, Motorola, NEC, Nokia, Panasonic, RIM, Samsung, Sharp, Sony, TomTom and Toshiba using BlueCore devices in their range of Bluetooth products.

CSR has its headquarters and offices in Cambridge, UK, and offices in Japan, Korea, Taiwan, China, India, France, Denmark, Sweden and both Texas and Detroit in the USA.

More information can be found at www.csr.com.

Forward looking statements

With the exception of historical information, the matters set forth in this news release are forward looking statements that involve risks and uncertainties. A number of important factors could cause actual results to differ materially from those implied by the forward-looking statements. These factors include consumer and market acceptance of the Company's products and the products that use the Company's products; decreases in the demand for the Company's products; excess inventory levels at the Company's customers; declines in average selling prices of the Company's products; cancellation of existing orders or the failure to secure new orders; the Company's failure to introduce new products and to implement new technologies on a timely basis; the Company's failure to anticipate changing customer product requirements; the Company's failure to deliver products to its customers on a timely basis; the timing of significant orders; increased expenses associated with new product introductions, masks, or process changes; the commencement of, or developments with respect to, any future litigation; the cyclicality of the semiconductor industry; and overall economic conditions, the lengthy design cycle for CSR's products, CSR's ability to secure sufficient capacity from third-parties that manufacture, assemble and test its products, the potential for any disruption in the supply of wafers or assembly or testing services due to changes in business conditions, natural disasters, terrorist activities, public health concerns or other factors, the yields that CSR's subcontractors achieve with respect to CSR's products, possible errors or failures in the hardware or software components of CSR's products, CSR's ability to successfully manage its recent expansion and growth, CSR's ability to protect its intellectual property, CSR's ability to attract and retain key personnel including engineers and technical personnel, competitive developments in CSR's markets, difficulty in predicting future results, CSR's ability to successfully and efficiently integrate any recent or future acquisitions. These forward looking statements speak only at the date of this news release and CSR undertakes no obligation to up-date the forward looking statements contained in this news release or any other forward looking statements it may make.

Consolidated income statement

	Note	Q4 2006 Period from 30 September 2006 to 29 December 2006 (unaudited) $'000	Q3 2006 Period from 1 July 2006 to 29 September 2006 (unaudited) $'000	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	2006 52 weeks from 31 December 2005 to 29 December 2006 (audited) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
Revenue		173,258	214,115	162,933	704,695	486,531
Cost of sales		(92,827)	(115,704)	(86,520)	(376,036)	(258,418)
Gross profit		80,431	98,411	76,413	328,659	228,113
Research and development		(30,211)	(29,892)	(20,354)	(109,313)	(60,340)
Sales and marketing		(11,591)	(12,262)	(11,244)	(47,634)	(38,696)
Administrative expenses		(6,791)	(5,272)	(6,759)	(22,717)	(17,141)

Operating profit	2	31,838	50,985	38,056	148,995	111,936
Investment income		1,764	1,728	1,097	6,106	3,213
Finance costs		(481)	(447)	(597)	(704)	(783)
Profit before tax		33,121	52,266	38,556	154,397	114,366
Tax		(9,178)	(14,685)	(10,522)	(43,200)	(31,210)
Profit for the period		23,943	37,581	28,034	111,197	83,156
		============	============	============	============	============
Earnings per share		$	$	$	$	$
Basic	3	0.18	0.29	0.22	0.86	0.67
Diluted	3	0.18	0.28	0.21	0.82	0.62

Consolidated statement of changes in shareholders' equity

	Q4 2006 Period from 30 September 2006 to 29 December 2006 (unaudited) $'000	Q3 2006 Period from 1 July 2006 to 29 September 2006 (unaudited) $'000	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited) $'000	2006 52 weeks from 31 December 2005 to 29 December 2006 (audited) $'000	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited) $'000
At beginning of period	378,506	348,941	220,736	277,037	155,485
Profit for the period	23,943	37,581	28,034	111,197	83,156
Issue of share capital	83	146	1,254	2,954	3,402
Exchange differences on translation of foreign operations	-	-	(36)	-	(47)
Share-based payments	2,399	2,577	1,095	7,836	2,408
Deferred tax (liability) benefit on share option gains	(1,920)	(10,756)	21,282	(5,404)	21,282
Current tax benefit on share options	2,267	254	5,479	8,188	13,532
Gains (loss) on cash flow hedges	2,106	59	(1,752)	8,350	(3,828)
Net tax on items taken directly to equity	(401)	102	347	(1,886)	936
Transferred to income statement in respect of cash flow hedges	(774)	(398)	598	(2,063)	711
At end of					

period	406,209	378,506	277,037	406,209	277,037
	===========	===========	===========	===========	===========

Consolidated balance sheet

	29 December 2006 (audited) $'000	29 September 2006 (unaudited) $'000	30 December 2005 (audited) $'000
Non-current assets			
Goodwill	51,952	52,697	52,697
Other intangible assets	31,686	31,962	25,508
Property, plant and equipment	45,454	39,937	22,541
Deferred tax asset	11,350	13,804	18,137
	140,442	138,400	118,883
Current assets			
Inventory	106,470	118,958	69,672
Cash flow hedges	4,522	2,416	-
Trade and other receivables	101,822	118,815	75,287
Treasury deposits	30,000	50,000	25,000
Cash and cash equivalents	117,494	117,237	99,386
	360,308	407,426	269,345
Total assets	500,750	545,826	388,228
	===========	===========	===========
Current liabilities			
Trade and other payables	64,801	135,455	95,590
Tax liabilities	19,023	21,362	1,932
Obligations under finance leases	3,384	4,531	3,806
Cash flow hedges	-	-	3,828
Short-term provisions	4,100	3,594	4,056
	91,308	164,942	109,212
Net current assets	269,000	242,484	160,133
Non-current liabilities			
Obligations under finance leases	3,233	2,378	1,979
	3,233	2,378	1,979
Total liabilities	94,541	167,320	111,191
	===========	===========	===========
Net assets	406,209	378,506	277,037
	===========	===========	===========
Equity			
Share capital	232	232	228
Share premium account	84,111	84,028	81,161
Capital redemption reserve	950	950	950
Merger reserve	61,574	61,574	61,574
Hedging reserve	2,220	1,289	(2,181)
Share based payment reserve	11,003	8,604	3,167
Retained earnings	246,119	221,829	132,138
Total equity	406,209	378,506	277,037
	===========	===========	===========

Consolidated Cash Flow Statement

	Q4 2006 Period from	Q3 2006 Period from	Q4 2005 Period from	2006 52 weeks	2005 52 weeks from

	Note	30 September 2006 to 29 December 2006 (unaudited)	1 July 2006 to 29 September 2006 (unaudited) $'000	1 October 2005 to 30 December 2005 (unaudited) $'000	31 December 2005 to 29 December 2006 (audited) $'000	1 January 2005 to 30 December 2005 (audited) $'000
Net cash from operating activities	5	(5,462)	36,848	43,999	65,499	94,969
Investing activities						
Interest received		1,840	1,710	860	6,047	2,878
Sale (purchase) of treasury deposits		20,000	20,000	(20,000)	(5,000)	10,000
Purchases of property, plant and equipment		(9,458)	(12,384)	(10,674)	(35,874)	(17,250)
Purchases of intangible assets		(4,946)	(2,941)	(290)	(9,797)	(1,423)
Acquisition of subsidiaries		-	-	(1,391)	-	(64,464)
Net cash from (used in) investing activities		7,436	6,385	(31,495)	(44,624)	(70,259)
Financing activities						
Repayments of obligations under finance leases		(1,380)	(2,308)	(1,570)	(5,235)	(3,262)
Proceeds on issue of shares		78	146	1,279	2,959	3,434
Net cash (used in) from financing activities		(1,302)	(2,162)	(291)	(2,276)	172
Net increase in cash and cash equivalents		672	41,071	12,213	18,599	24,882
Cash and cash equivalents at beginning of period		117,237	76,546	87,681	99,386	75,074
Effect of foreign exchange rate changes		(415)	(380)	(508)	(491)	(570)
Cash and cash equivalents at end of period		117,494	117,237	99,386	117,494	99,386

Notes

1. Basis of preparation and accounting policies

The financial information for the 52 weeks from 31 December 2005 to 29 December 2006 and the 52 weeks ended 30 December 2005, presented in this preliminary announcement does not constitute statutory accounts for the periods then ended, but are derived from those accounts. Statutory accounts for the 52 weeks ended 30 December 2005 have been delivered to the Registrar of Companies and are available on CSR's website at www.csr.com. Those for the 52 weeks ended 29 December 2006 will be delivered following the company's annual general meeting. The auditors have reported on those accounts; their reports were unqualified and did not contain statements under s. 237(2) or (3) Companies Act 1985.

The interim financial statements for the 13 weeks ended 29 December 2006 were approved by the directors on 21 February 2007. The financial information contained in this statement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.

The financial information for the quarters ended 29 December 2006, 29 September 2006 and 30 December 2005 is unaudited.

2. Business segments

The Group has one class of business, being the design and marketing of single chip radio devices.

3. Earnings per ordinary share

The calculation of earnings per share is based upon the profit for the period after taxation (see income statement) and the weighted average number of shares in issue during the period.

Period	Weighted Average Number of Shares	Diluted Weighted Average Number of Shares
1 January 2005 - 30 December 2005	124,190,594	133,605,176
1 October 2005 - 30 December 2005	126,904,603	135,014,245
31 December 2005 - 29 December 2006	129,513,071	135,832,242
1 July 2006 - 29 September 2006	130,127,952	136,124,603
30 September 2006 - 29 December 2006	130,196,585	135,474,095

The diluted weighted average number of shares differs from the weighted average number of shares due to the dilutive effect of share options.

4. Changes in share capital

50,821 Ordinary Shares were issued from employee option exercises between 30 September 2006 and 29 December 2006. Consideration was $82,200 at a premium of $82,104.

5. Reconciliation of operating profit to net cash from operating activities

	Q4 2006 Period from 30 September 2006 to 29 December 2006 (unaudited)	Q3 2006 Period from 1 July 2006 to 29 September 2006 (unaudited)	Q4 2005 Period from 1 October 2005 to 30 December 2005 (unaudited)	2006 52 weeks from 31 December 2005 to 29 December 2006 (audited)	2005 52 weeks from 1 January 2005 to 30 December 2005 (audited)

		$'000	$'000	$'000	$'000
Operating profit	31,838	50,985	38,056	148,995	111,936
Adjustments for:					
Amortisation of intangible assets	2,718	2,379	1,623	8,481	4,817
Depreciation of property, plant and equipment	4,117	2,433	2,121	11,183	4,991
Loss on disposal of property, plant and equipment	3	24	84	27	87
Deferred tax adjustment to goodwill	745	-	-	745	-
Share related charge	2,399	2,577	1,095	7,836	2,408
Increase (decrease) in provisions	634	(33)	5	172	104
Operating cash flows before movements in working capital	42,454	58,365	42,984	177,439	124,343
Decrease (increase) in inventories	12,488	(20,831)	(13,577)	(36,798)	(39,584)
Decrease (increase) in receivables	15,930	(8,515)	16,341	(28,684)	(35,553)
(Decrease) increase in payables	(67,518)	15,272	2,365	(28,478)	54,078
Cash generated by operations	3,354	44,291	48,113	83,479	103,284
Foreign tax paid	(234)	(27)	60	(312)	(131)
Corporation tax paid	(8,518)	(7,349)	(4,085)	(17,461)	(7,971)
Interest paid	(64)	(67)	(89)	(207)	(213)
Net cash from operating activities	(5,462)	36,848	43,999	65,499	94,969

END
FR TBMBTMMBTTMR

RNS story

REG-CSR PLC Holding(s) in Company Released: 22/02/2007

RNS Number:7204R
CSR PLC
22 February 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules. The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Credit Suisse Securities (Europe) Limited and Credit Suisse International, being part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

5,318,515 ordinary shares (4.08%)

Ends

END
HOLPUUQUPUPMGAP

RNS story

REG-CSR PLC Holding(s) in Company Released: 27/02/2007

RNS Number:9204R
CSR PLC
27 February 2007

CSR plc

(the Company)

Directors Dealing

Announcement of the exercise of share options
and sale of ordinary shares in the Company

The Company announces that on Monday 26 February 2007, Mr Glenn Collinson exercised share options and that Mr Collinson and a related party separately sold at a price of £7.78 per share, ordinary shares in the Company. The stated holdings of Mr Collinson and the related party after the exercise of options and subsequent sale of shares are as follows.

Director	Share Options Exercised	Ordinary Shares Sold	Remaining shareholding in the Company	Remaining LTIP awards and Options over shares in the Company	Remaining holding of Ordinary Shares as a percentage of the issued share capital of the Company
Glenn Collinson	67,000	20,000	1,762,840	116,651	1.35%

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLPUUGUPUPMUBM

RNS story

REG-CSR PLC Holding(s) in Company Released: 27/02/2007

RNS Number:9216R
CSR PLC
27 February 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification as at 23 February 2007 from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Credit Suisse Securities (Europe) Limited and Credit Suisse International, being part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

6,946,057 ordinary shares (5.33%)

Ends

END
HOLPUUQPPUPMUBM

RNS story

REG-CSR PLC Holding(s) in Company Released: 27/02/2007

RNS Number:9218R
CSR PLC
27 February 2007

CSR plc
Shareholder Notification

CSR plc ("the Company") has received a notification as at 26 February 2007 from a registered shareholder pursuant to the FSA's Disclosure and Transparency Rules The registered shareholder has advised that the shares held by them in the Company in which they have voting rights are as follows:

Credit Suisse Securities (Europe) Limited and Credit Suisse International, being part of the Investment Banking Division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

5,940,538 ordinary shares (4.56%)

Ends

END
HOLPUUUWPUPMUBM

RNS story

REG-CSR PLC Share Option Awards Released: 28/02/2007

RNS Number:0384S
CSR PLC
28 February 2007

CSR plc
(the Company)

Announcement of the award of ordinary shares and share options in the Company pursuant to the Company's Share Award and Share Option Plans

Following a meeting of a committee of the Remuneration Committee of the Company held on Wednesday 28 February 2007, approving the award of shares and share options to be effective 28 February 2007, invitations have today been issued to directors to accept awards of shares and share options, pursuant respectively to rules of the CSR plc Share Award Plan and the CSR Share Option Plan. In each case the vesting of awards is subject to a three year retention period and the fulfilment of performance conditions.

Director	Share Options Awarded	Option Price	Nil Cost Share Awards	Awards Market Value (£)
John Scarisbrick	48,803	£7.68	36,602	281,103
Glenn Collinson	30,078	£7.68	22,558	173,245
James Collier	33,496	£7.68	25,122	192,937
Paul Goodridge	30,078	£7.68	22,558	173,245

Ends

This information is provided by RNS
The company news service from the London Stock Exchange

END
RDSBXGDDXBDGGRI

RNS story

REG-CSR PLC Grant of Share Options Released: 28/02/2007

RNS Number:0628S
CSR PLC
28 February 2007

CSR plc
(the Company)

Announcement of the award of share options
in the Company to a Person Discharging Managerial Responsibility
pursuant to the Company's Share Option Plan

Following a meeting of a committee of the Remuneration Committee of the Company held on Wednesday 28 February 2007, approving the grant of share options to be effective 28 February 2007, an invitation has today been issued to the PDMR named below to accept a grant of share options, pursuant to rules of the CSR plc Share Option Plan. The vesting of awards is subject to a three year retention period and the fulfilment of performance conditions.

PDMR	Share Options Awarded	Option Price
Ray Southam	19,531	£7.68

END
RDSEASAPASXXEFE

CSR PLC

Documents filed with the Registrar of Companies: 1 November 2006 to 28 February 2007

Document	Filing Date
Form 88(2) Return of Allotment of Shares	2 November 2006
Form 88(2) Return of Allotment of Shares	7 November 2006
Form 88(2) Return of Allotment of Shares	10 November 2006
Form 88(2) Return of Allotment of Shares	11 November 2006
Form 88(2) Return of Allotment of Shares	17 November 2006
Form 88(2) Return of Allotment of Shares	6 December 2006
Form 88(2) Return of Allotment of Shares	6 December 2006
Form 88(2) Return of Allotment of Shares	8 December 2006
Form 88(2) Return of Allotment of Shares	12 December 2006
Form 88(2) Return of Allotment of Shares	19 December 2006
Form 88(2) Return of Allotment of Shares	2 January 2007
Form 88(2) Return of Allotment of Shares	12 January 2007
Form 288a Appointment of Director	18 January 2007
Form 88(2) Return of Allotment of Shares	20 January 2007
Form 88(2) Return of Allotment of Shares	21 January 2007
Form 88(2) Return of Allotment of Shares	24 January 2007
Form 88(2) Return of Allotment of Shares	24 January 2007
Form 88(2) Return of Allotment of Shares	26 January 2007
Form 88(2) Return of Allotment of Shares	27 January 2007
Form 88(2) Return of Allotment of Shares	29 January 2007
Form 88(2) Return of Allotment of Shares	5 February 2007
Form 88(2) Return of Allotment of Shares	5 February 2007
Form 88(2) Return of Allotment of Shares	7 February 2007

Form 88(2) Return of Allotment of Shares	10 February 2007
Form 88(2) Return of Allotment of Shares	13 February 2007
Form 88(2) Return of Allotment of Shares	14 February 2007
Form 88(2) Return of Allotment of Shares	18 February 2007
Form 88(2) Return of Allotment of Shares	28 February 2007
Form 88(2) Return of Allotment of Shares	28 February 2007

TP070640062

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATION CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number: 4187346

Company name in full: CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	18	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	321	120	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 26/10/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	441
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	441
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocci **Date** 25 October 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH
ESP-EXEC/E1750/OPD Tel: 01903 833562
DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
23	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	450	570	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

A58
COMPANIES HOUSE 31/10/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway	Ordinary	1,020
Worthing		
West Sussex UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,020
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOOLEY **Date** 30 OCTOBER 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E1774/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 APR -3 A 9:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	26	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,600		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 03/11/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Ordinary	1,600
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,600

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. TOCCA **Date** 2 NOVEMBER 06

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE. CB4 0WH

ESP-EXEC/E1802/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	04187346
Company name in full	CSR plc
	1 of 1

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,397	1,053	
Nominal value of each share	0.1p	0.1p	
Amount (if any) paid or due on each Share *(including any share premium)*	188.00p	289.40p	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly Stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to The Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Mr Ian John Diaper	Class of shares allotted	Number allotted
Address	6 Windmill Close, Sawston, Cambridge, Cambridgeshire.	Ordinary	2,450
Postcode	CB2 4DN		
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address			
Postcode			
Name		Class of shares allotted	Number allotted
Address		**TOTAL**	**2,450**
Postcode			

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Terry **Date** 3 November 00

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, Telephone number and, if available, a DX number and Exchange of the person Companies House should Contact if there is any query.

Mr Brett Gladden
Company Secretary
CSR plc
Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH

Tel 01223 692000 Fax 01223 692001

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
06	10	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	21,150		
Nominal value of each share	0.1p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.156333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 10/11/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

nes and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Mr Paul Egan Address 16 Cavendish Place, Cavendish Road, Cambridge UK Postcode CB1 3BH	Class of shares allotted Ordinary	Number allotted 21,150
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted **TOTAL**	Number allotted **21,150**

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TICKU **Date** 9 NOVEMBER 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/AL/11538 Tel: 01903 833874

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED

2007 APR -3 A 9: **Return of Allotment of Shares**

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	20	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,040		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 28/11/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotment consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Ordinary	1,040
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	1,040

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TOCY **Date** 27 NOVEMBER 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1935/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	£0.01		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 29/11/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway Worthing West Sussex UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 300
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 300

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCEY **Date** 28 NOVEMBER 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1961/OPD Tel: 01903 833570
DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,500		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

COMPANIES HOUSE 30/11/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,500

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Troy **Date** 29 NOVEMBER 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH

ESP-EXEC/E1970/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
	27	11	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	300		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

COMPANIES HOUSE 05/12/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	300
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	300
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tckm **Date** 4 December 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH.

ESP-EXEC/E1992/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	06	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	40		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

A50
COMPANIES HOUSE 14/12/2006

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 40
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 40

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Trey **Date** 13 December 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2050/OPD Tel: 01903 833570

DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
11	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	385		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

THURSDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 385
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 385

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. T. C[illegible] **Date** 1? December 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK.
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E2077/OPD Tel: 01903 833562
DX number DX exchange

82-34982

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	28	12	2006			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,246		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*			

SATURDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	2,246
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	2,246
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOOLEY **Date** 5 JANUARY 06

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the *person Companies House should* contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E2170/OPD Tel: 01903 833562

DX number DX exchange

coform

82-34982

288a

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 4187346

Company Name in full CSR plc

Appointment form

Notes on completion appear on next page.

	Day	Month	Year		Day	Month	Year
Date of appointment	04	01	2007	† Date of Birth	28	12	1949

Appointment as director: X as secretary: [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Forename(s): Sergio

Surname: Giacoletto-Roggio

Previous forename(s): n/a Previous surname(s): n/a

Usual residential address: 14 Ch. des Cotes, 1233

Post town: Bernex Postcode:

County / Region: Country: Switzerland

† Nationality: Italian † Business occupation: Executive

† Other directorships (additional space next page):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 8-JAN-07

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 10/1/07

(**a director / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

B Gladden, ~~Company~~ Secretary, CSR plc
Unit 400, Cambridge Science Park, Milton Road,
Cambs CB4 OWH Tel 01223 692168
DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

Company Number 4187346

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	05	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	400		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

SATURDAY
A39 13/01/2007 171
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	400
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	*Class of shares allotted*	*Number allotted*
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	400
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TUCEY **Date** 12 JANUARY 07

A ~~director / secretary /~~ administrator / ~~administrative receiver~~ / receiver manager ~~/ receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1038/OPD Tel: 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From			To		
Day	Month	Year	Day	Month	Year
09	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	236		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 236
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 236

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed A TICKLE **Date** 15 JANUARY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1045/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED
2007 APR -3 A 9:01
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	10	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,500	1,900	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

WEDNESDAY
A35 17/01/2007
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	3,400
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,400

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TCCCY **Date** 16 JANUARY

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E1060/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	10	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,000		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

THURSDAY

A24 16/01/2007

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 1,000
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 1,000

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKLI **Date** 17 JANUARY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1066/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	15	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,512	3,250	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

SATURDAY

A09 20/01/2007 COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	9,762
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 9,762

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TCCY **Date** 19 JANUARY 07

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

SMT

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD CAMBRIDGE, CB4 0WH

ESP-EXEC/E1088/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 APR -3 A 9:0

Return of Allotment of Shares

CHFPO83

Company Number	4187346 CORPORATE FINANCE
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
16	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	337		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*	

TUESDAY

A18 23/01/2007 520
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	337
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	337
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocky **Date** 22 JANUARY 07

A ~~director / secretary~~ / administrator / ad~~ministrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH
ESP-EXEC/E1100/OPD Tel: 01903 833570
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
17	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,350	341	360
Nominal value of each share	0.01p	0.01p	0.01p
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

WEDNESDAY

A45 24/01/2007

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 5,051
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 5,051

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A. Tocki **Date** 23 JANUARY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager~~ / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1107/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	22	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	10,240		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

SATURDAY

A79 27/01/2007 327
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Ordinary	10,240
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode	TOTAL	10,240

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tom **Date** 26 January 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH.

ESP-EXEC/E1135/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From			To		
	Day	Month	Year	Day	Month	Year
	19	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,200	6,000	7,640
Nominal value of each share	0.01p	0.01p	0.01p
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£1.025000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 15,840
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 15,840

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TCCM **Date** 26 JANUARY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CERPK, UNIT 400 CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH
ESP-EXEC/E1123/OPD Tel: 01903 833562
DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED 2007 APR -3 A 9:01 OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
24	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,750	600	
Nominal value of each share	0.01p	0.01p	
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000	£2.385000	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

TUESDAY

COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,350
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,350

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TOCICU **Date** 29 JANUARY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD,
CAMBRIDGE, CB4 0WH

ESP-EXEC/E1140/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	24	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,500		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

and addresses of the allottees (*List joint share allotments consecutively*)

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 3,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 3,500

Please enter the number of continuation sheet(s) (if any) attached to this form :

Signed ATOCCU **Date** 30 JANUARY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/E1149/OPD Tel: 01903 833562

DX number	*DX exchange*

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	25	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,000	1,500	1,460
Nominal value of each share	0.01p	0.01p	0.01p
Amount (if any) paid or due on each share *(including any share premium)*	£0.503333	£1.010000	£2.385000

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

THURSDAY A46 01/02/2007 COMPANIES HOUSE

This form has been provided free of charge by Companies House.

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 4,960
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 4,960

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A TCC[illegible] **Date** 3 JANUARY 04

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK, MILTON ROAD, CAMBRIDGE, CB4 0WH

ESP-EXEC/E1163/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	From			To		
	Day	Month	Year	Day	Month	Year
	26	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,600		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£0.053667		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)*

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV	Class of shares allotted	Number allotted
Address The Causeway, Worthing, West Sussex.	Ordinary	1,600
UK Postcode BN99 6DA		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address	TOTAL	1,600
UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form : ☐

Signed A TOCKM **Date** 1 FEBRUARY 07

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK
MILTON ROAD, CAMBRIDGE CB4 0WH
ESP-EXEC/E1171/OPD Tel: 01903 833570
DX number DX exchange

PLEASE COMPLETE IN
TYPESCRIPT OR IN
BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box.)*	31	01	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,500		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

THURSDAY
A26 08/02/2007
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 2,500
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 2,500

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed [signature] **Date** 7 FEBRUARY 07

A ~~director / secretary /~~ administrator / ~~administrative receiver / receiver manager / receiver~~

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR PLC, UNIT 400, CAMBRIDGE SCIENCE PARK,
MILTON ROAD, CAMBRIDGE, CB4 0WH.

ESP-EXEC/E1203/OPD Tel: 01903 833570

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

RECEIVED

2007 APR -3 A 9:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Return of Allotment of Shares

CHFP083

Company Number 4187346

Company name in full CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

	From Day	From Month	From Year	To Day	To Month	To Year
	08	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	790		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£2.385000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

FRIDAY

A01 16/02/2007 653
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ ***DX 33050 Cardiff***
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 790
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 790

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tocci **Date** 15 February 07

A director / ~~secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Unit 400, Cambridge Science Park,
Milton Road, Cambridge, CB4 0WH

ESP-EXEC/E1256/OPD Tel: 01903 833562

DX number DX exchange

PLEASE COMPLETE IN TYPESCRIPT OR IN BOLD BLACK CAPITALS

82-34982

88(2)

Return of Allotment of Shares

CHFPO83

Company Number	4187346
Company name in full	CSR PLC

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box.)

From Day	From Month	From Year	To Day	To Month	To Year
09	02	2007			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	187		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share *(including any share premium)*	£1.010000		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing.)

SATURDAY

A08 17/02/2007
COMPANIES HOUSE

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB **DX235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Lloyds TSB Registrars Corporate Nominee Ltd Part ID OMKAV Address The Causeway, Worthing, West Sussex. UK Postcode BN99 6DA	Class of shares allotted Ordinary	Number allotted 187
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted TOTAL	Number allotted 187

Please enter the number of continuation sheet(s) (if any) attached to this form : [ ]

Signed A Tickell Date 16 February 04

A ~~director / secretary~~ / administrator / ~~administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

CSR Plc, Unit 400, Cambridge Science Park, Milton Road, Cambridge, CB4 0WH

ESP-EXEC/E1262/OPD Tel: 01903 833568

DX number DX exchange

END